International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2019

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

March 31, 2019

Contents

Section I: Executive Summary	Goals and the 2030 Development Agenda	3
	Financial Results and Portfolio Performance	3
	Key Performance Indicators	5

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	9
	Net Income and Allocable Income	10

Section IV: Risk Management	Risk Governance	14
	Management of IBRD’s Risks	14

Section V: Fair Value Analysis	Fair Value Results	20

Section VI: Governance	External Auditors	24
	Senior Management Changes	24

List of Tables, Figures and Boxes	Tables	25
	Figures	25
	Boxes	25

IBRD Management’s Discussion and Analysis: March 31, 2019 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the nine-month period ended March 31, 2019. This document should be read together with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2018 (FY18). IBRD undertakes no obligation to update any forward-looking statements. IBRD produces publicly available information relating to its development operations’ results and corporate performance, which can be found in the World Bank Corporate Scorecard and Sustainability Review.

Box 1 provides IBRD’s selected financial data as of, and for the nine months ended, March 31, 2019 and 2018, as well as for the fiscal years ended June 30, 2015-2018.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal years ended June 30,
	2019	2018	2018	2017	2016	2015
Lending Highlights (Section III)

Commitments [a]	$10,248	$11,558	$23,002	$22,611	$29,729	$23,528

Gross disbursements [b]	11,794	13,781	17,389	17,861	22,532	19,012

Net disbursements [b]	4,312	4,952	5,638	8,731	13,197	9,999

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(338)	$(178)	$(178)	$(497)	$(705)	$(715)

Net income (loss)	482	220	698	(237)	495	(786)

Balance Sheet

Total assets	$407,404	$429,073	$403,056	$405,898	$371,260	$343,225

Net investment portfolio	75,279	77,430	73,492	71,667	51,760	45,105

Net loans outstanding	186,390	185,422	183,588	177,422	167,643	155,040

Borrowing portfolio	218,255	218,812	213,652	207,144	178,231	158,853

Key Management Indicators

Allocable Income (Section III)	$888	$708	$1,161	$795	$593	$686

Usable Equity [c] (Section IV)	$43,430	$42,737	$43,518	$41,720	$39,424	$40,195

Equity-to-loans Ratio [d] (Section IV)	22.5%	22.3%	22.9%	22.8%	22.7%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

Goals and the 2030 Development Agenda

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the overarching goals of the World Bank Group (WBG1): ending extreme poverty by 2030 and promoting shared prosperity in a sustainable manner2. The WBG has identified three key priorities to achieve this: sustainable and inclusive growth, investment in human capital, and strengthening resilience. These goals and priorities reflect and support the international community’s development agenda set for 2030, which include the Sustainable Development Goals (SDGs).

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; leading on global issues; mobilizing resources for development; and improving the business model.

2018 Capital Increase

At IBRD’s Spring Meetings in April 2018, the Board of Governors (Governors) endorsed a package that includes a General Capital Increase (GCI) and a Selective Capital Increase (SCI), as well as institutional and financial reforms designed to ensure long-term financial sustainability. The package provides support for the priorities identified under the Forward Look strategy. On October 1, 2018, the Governors approved the capital increase, which will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]	By decreasing the percentage of people living on less than $1.90 a day to no more than 3% by 2030 and improving the income growth of the bottom 40% in each country.

IBRD Management’s Discussion and Analysis: March 31, 2019 3

Management’s Discussion and Analysis	Section I: Executive Summary

Net Income and Allocable Income

IBRD’s net income on a reported basis was $482 million for the first nine months of FY19, compared with net income of $220 million during the same period in FY18. The higher net income in FY19 was primarily due to lower unrealized mark-to-market losses on the non-trading portfolios compared with the same period last year. Higher net interest revenue and a lower loan loss provision also contributed to the increase. Unrealized mark-to-market gains and losses on the non-trading portfolios introduce volatility to IBRD’s reported net income.

Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income - the income measure used for net income allocation decisions.

IBRD’s allocable income during the first nine months of FY19 was $888 million, an increase of $180 million from the same period in FY18. The increase was primarily due to higher net interest revenue, lower net non-interest expenses and a decrease in the loan loss provision in FY19 as compared to FY18 (See Section III).

Loans

IBRD’s lending operations during the first nine months of FY19 resulted in $10.2 billion of new loan commitments and $4.3 billion of net loan disbursements. The latter was the key driver in the increase in net loans outstanding, from $184 billion as of June 30, 2018, to $186 billion as of March 31, 2019.

Investments

IBRD’s investment portfolio grew by $1.8 billion, from $73.5 billion as of June 30, 2018 to $75.3 billion as of March 31, 2019. The investments remain concentrated in the upper end of the credit spectrum, with 61% rated AA or above (See Table 8), reflecting IBRD’s objective of principal protection and the resulting preference for high-quality investments.

Borrowings

As of March 31, 2019, the borrowing portfolio totaled $218 billion, $4.6 billion above June 30, 2018. This increase was mainly due to net new issuances of $5.6 billion. The debt issuances were highly diversified spanning 24 currencies ranging in size from $0.4 million to $5 billion, and with an average maturity of 4.4 years. The funds raised financed development lending operations and satisfied the increase in liquidity requirements.

Usable Equity

IBRD’s usable equity has remained stable compared with June 30, 2018. The Governors’ approval of the GCI and SCI resolutions, on October 1, 2018, will enhance IBRD’s financial capacity and allow IBRD to support the development priorities of its client countries better. As of March 31, 2019, IBRD had received $235 million of paid-in capital under the General and Selective Capital Increases.

4 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – Lending commitments (including guarantees) were 11% lower compared with the same period in FY18 (Table 4). During the first nine months of FY19, IBRD committed $10.2 billion to help its borrowing member countries finance their development needs. The region with the largest share of commitments was South Asia with 27% in FY19 YTD. As of March 31, 2019, IBRD’s net loans outstanding amounted to $186 billion, an increase of $2.8 billion from June 30, 2018.

In billions of U.S dollars

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.5% as of March 31, 2019 compared with 22.9% as of June 30, 2018. The net investment portfolio was $75 billion as of March 31, 2019, $1.8 billion higher compared with June 30, 2018. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to fund its liquidity needs, even under potential scenarios of severe market disruptions. The borrowing portfolio was $218 billion as of March 31, 2019, an increase of $4.6 billion compared with June 30, 2018.

In billions of U.S dollars (except for ratio)

Financial Results – On a reported basis, IBRD’s net income for the first nine months of FY19 was $482 million, compared with net income of $220 million during the same period in FY18. The increase primarily reflects lower unrealized mark-to-market losses on the non-trading portfolios, compared with the first nine months of FY18 (See Table 1). IBRD’s allocable income of $888 million for the first nine months of FY19 was $180 million higher compared with the same period in FY18.

In millions of U.S dollars

IBRD Management’s Discussion and Analysis: March 31, 2019 5

Management’s Discussion and Analysis	Section: II Overview

Section: II Overview

IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world, providing knowledge services and financing with global reach. While its main business activity is extending loans to its eligible member countries, by operating globally, IBRD maintains a depth of development knowledge, uses its convening power to advance the global public goods agenda, and coordinates responses to regional and global challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength to fulfill its sustainable development activities. IBRD aims to generate sufficient revenue to conduct its operations, and to set aside funds in reserves to strengthen its financial sustainability. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge services for development-focused projects and programs to governments of middle-income and creditworthy low-income countries.

IBRD offers its borrowers long-term loans with maturities of up to 35 years, and borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies, however, borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

6 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section: II Overview

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest rate and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that its risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are loans and investments (both net of funding costs), and equity contribution. These revenues cover administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves,

Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from activities as shown in Figure 2, IBRD earns revenue from other development activities, in the form of non-interest revenue from externally-funded activities. Mobilization of external funds from third-party partners includes trust funds, reimbursable funds and fee-based services to member countries, such as Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory and Management Program (RAMP). The growth of non-interest revenue from externally-funded activities provides additional means to expand capacity to support the development needs of client countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed a package of measures and a capital increase designed to enhance IBRD’s financial capacity on a sustainable basis. That package included:

•	General and Selective Capital increases that will provide up to $7.5 billion in additional paid-in capital. This includes the allocation of shares from the current pool of unallocated shares;

•	New loan pricing measures approved by the Executive Directors at the end of FY18, and implemented in FY19;

•	An increase in the Single Borrower Limit (SBL) with differentiation based on per capita income; approved by the Executive Directors at the end of FY18;

•	Continued efficiency measures and administrative simplification; and

•

A financial sustainability framework, which was approved by the Executive Directors on December 11, 2018. Under this framework, Management will provide an update of the sustainable annual lending limit and the Executive Directors will approve a crisis buffer on an annual basis, starting with the limit and buffer for FY20.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: March 31, 2019 7

Management’s Discussion and Analysis	Section: II Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Condensed Statement of Income, except for changes in IBRD’s own credit, which effective July 1, 2018, are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for any loans with embedded derivatives, which are reported at fair value. Management uses reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD presents all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the Investment-Trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities.

In line with its financial risk management policies, IBRD maintains its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the Equity Management Framework). As a result, Management excludes unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income; derivatives are carried at fair value with changes going through the income statement.

8 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the nine months ended March 31,	2019	2018	Variance
Interest revenue, net of funding costs
Interest margin	$988	$882	$106
Equity contribution, (including EMF)	607	545	62
Investments	81	175	(94)

Net interest revenue	$1,676	$1,602	$74

Provision for losses on loans and other exposures, net [a]	(65)	(119)	54
Net non-interest expenses (Table 6)	(827)	(884)	57
Net other revenue (Table 5)	76	109	(33)
Board of Governors-approved and other transfers	(338)	(178)	(160)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	(40)	(310)	270

Net income	$482	$220	$262

Adjustments to reconcile net income to allocable income:
Pension and other adjustments	28	-	28
Board of Governors-approved and other transfers	338	178	160
Unrealized mark-to-market (gains)/ losses on non-trading portfolios, net [b]	40	310	(270)

Allocable income	$888	$708	$180

a.

Includes a $2 million reduction (expense) in the recoverable asset for FY19 and $2 million increase (income) for FY18. These amounts relate to the change in the value of the risk coverage received (recoverable assets) associated with the MDB EEA transactions and are included in other non-interest revenue on IBRD’s Condensed Statement of Income.

b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 15.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of March 31, 2019, total assets increased by 1% from June 30, 2018. The asset growth was primarily driven by an increase in net loans outstanding and an increase in investments. As of March 31, 2019, IBRD’s net derivative exposure, after master netting agreements and collateral received, was $1,727 million, of which $307 million related to commercial credit exposure (See Notes to Condensed Quarterly Financial Statements, Note F: Derivative Instruments and Table 8).

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	March 31, 2019	June 30, 2018	Variance
Investments and due from banks	$75,799	$73,188	$2,611
Net loans outstanding	186,390	183,588	2,802
Receivable from derivatives	139,401	141,716	(2,315)
Other assets	5,814	4,564	1,250

Total Assets	$407,404	$403,056	$4,348

Borrowings	216,723	208,009	8,714
Payable for derivatives	141,117	147,096	(5,979)
Other liabilities	6,828	6,107	721
Equity	42,736	41,844	892

Total Liabilities and Equity	$407,404	$403,056	$4,348

IBRD Management’s Discussion and Analysis: March 31, 2019 9

Management’s Discussion and Analysis	Section III: Financial Results

Net Income and Allocable Income

IBRD’s net income, on a reported basis, of $482 million for the first nine months of FY19 was an increase of $262 million compared with net income of $220 million during the same period in FY18. The higher FY19 net income was primarily due to lower unrealized mark-to-market losses on the non-trading portfolios, compared with the same period last year. The FY19 net income also reflects higher net interest revenue and a lower loan loss provision compared with FY18 (See Table 1).

For the first nine months of FY19, IBRD’s allocable income was $888 million, an increase of $180 million compared with the same period in FY18. Similar to net income, the higher allocable income was primarily due to higher net interest revenue, lower net non-interest expenses and the lower loan loss provision in FY19 (See Table 1).

Results from Lending activities

Interest Margin

Net interest margin is the spread earned (revenue less associated funding costs) on loans funded by borrowings and IBRD’s equity. For the first nine months of FY19, IBRD’s net interest margin was $988 million, an increase of $106 million compared with the same period in FY18 (Figure 3). The higher net interest margin was driven by the gradual impact of the pricing measures adopted in FY14, evidenced by the higher proportion of loans subject to the new pricing, and the increase in lending volume during the period.

Figure 3: Net Interest Margin

In millions of U.S. dollars, YTD

Loan Portfolio

As of March 31, 2019, IBRD’s net loans outstanding totaled $186 billion (Table 2), 1.5% higher compared with June 30, 2018 (Figure 4). The increase was mainly attributable to positive net disbursements of $4.3 billion during the period, partially offset by $1.5 billion of currency translation losses, resulting from the 3.6% depreciation of the euro against the U.S. dollar during the period.

Figure 4: Net Loans Outstanding

In billions of U.S. dollars

Gross disbursements during the first nine months of FY19 were $11.8 billion, 14% lower than for the same period in FY18 (Table 3). The current period’s activity includes $7 billion of disbursements supporting Investment Projects, of which $2 billion were in the Latin America and the Caribbean region, $1.7 billion in the East Asia & Pacific region and $1.5 billion in the Europe & Central Asia region.

In the first nine months of FY19, IBRD had new loan commitments totaling $10.2 billion, which were 11% lower than the same period in FY18 (Table 4). These new loan commitments primarily supported operations in the Equitable Growth, Finance & Institutions and Sustainable Development clusters and were largely concentrated in Finance Competitiveness & Innovation and Macroeconomics, Trade & Investment related projects.

10 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Gross Disbursements by Region

In millions of U.S. dollars

	2019		2018
For the nine months ended March 31,	Amount	% of total	Amount	% of total	Variance
Africa	$310	3%	$660	5%	$(350)
East Asia and Pacific	3,016	25	2,453	18	563
Europe and Central Asia	1,740	15	3,439	25	(1,699)
Latin America and the Caribbean	3,423	29	3,396	25	27
Middle East and North Africa	2,254	19	2,790	20	(536)
South Asia	1,051	9	1,043	7	8

Total	$11,794	100%	$13,781	100%	$(1,987)

Table 4: Commitments by Region In millions of U.S. dollars
	2019		2018
For the nine months ended March 31,	Amount	% of total	Amount	% of total	Variance
Africa	$525	5%	$590	5%	$(65)
East Asia and Pacific	1,200	12	1,048	9	152
Europe and Central Asia	1,452	14	1,882	16	(430)
Latin America and the Caribbean	2,350	23	2,432	21	(82)
Middle East and North Africa	2,000	19	2,893	25	(893)
South Asia	2,721	27	2,713	24	8

Total	$10,248	100%	$11,558	100%	$(1,310)

Results from Investing Activities

Net Investment Revenue

During the first nine months of FY19, IBRD’s net investment revenue totaled $81 million, compared with $175 million for the same period in FY18. The FY18 net investment revenue was higher than usual given the additional cross-currency arbitrage opportunities which were available during that time.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of March 31, 2019, the net investment portfolio totaled $75 billion, with $73 billion representing the liquid asset portfolio. As of June 30, 2018, the investment portfolio was valued at $74 billion, including $72 billion for the liquid asset portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The increased level of liquidity reflects higher projected debt service, and anticipated loan disbursements.

Results from Borrowing Activities

As of March 31, 2019, the borrowing portfolio totaled $218 billion, a $4.6 billion increase compared with June 30, 2018 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). This increase was due to net new issuances of $5.6 billion in anticipation of higher projected debt service and loan disbursements during the coming months. The debt issuances during the period were highly diversified in 24 currencies, with an average maturity of 4.4 years. As of March 31, 2019, the borrowing portfolio included short-term borrowings of $10.3 billion, $0.3 billion lower compared with June 30, 2018.

Figure 5: Net Investment Revenue

In millions of U.S. dollars, YTD

Figure 6: Net Investment Portfolio

In billions of U.S. dollars

IBRD Management’s Discussion and Analysis: March 31, 2019 11

Management’s Discussion and Analysis	Section III: Financial Results

Equity Contribution

Equity contribution is comprised of interest revenue earned from the Equity Management Framework (EMF), and any gains realized during the period from terminating certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and minor adjustments including those relating to discontinued loan products. For the first nine months of FY19, equity contribution increased by $62 million compared to the prior year, mainly as a result of higher equity savings. The increase in equity savings was partially offset by the net decrease in interest revenue from EMF swaps (where IBRD receives fixed interest rates and pays floating interest rates), consistent with the increase in short-term interest rates during the period.

Net Other Revenue

Net other revenue represents non-interest sources of revenue. Table 5 provides details on the composition of net other revenue, which was lower in the first nine months of FY19, compared with the same period in FY18. The decrease was mainly due to expenses for transactions associated with the Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), and the Pandemic Emergency Financing Facility (PEF). It was also due to lower investment returns from PEBP assets during the period. This was partially offset by an increase in loan commitment fees compared with FY18, as a result of the higher proportion of undisbursed loan balances that are subject to the 25 basis-point commitment fee charge, re-introduced as part of the FY14 pricing measures.

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally-funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed revenue- and cost-sharing methodology, approved by their Boards, which is primarily driven by the relative level of activities relating to lending, knowledge services, and other services between these two institutions. The staff costs, and consultant and contractual services shown in Table 6 include amounts related to IBRD-executed trust funds, which are recovered through revenue from externally-funded activities.

Figure 7: Borrowing Portfolio

In billions of U.S. dollars

Figure 8: Equity Contribution

In millions of U.S. dollars, YTD

Table 5: Net Other Revenue

In millions of U.S. dollars

For the nine months ended March 31,	2019	2018	Variance
Loan commitment fees	$80	$65	$15
Guarantee fees	14	8	6
Net earnings from Post-Employment Benefit Plan (PEBP)	13	32	(19)
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF) [a]	(31)	4	(35)
Others	*	-	*

Net other revenue (Table 1)	$76	$109	$(33)

a. Amount is fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

* Indicates amount less than $0.5 million

12 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the nine months ended March 31,	2019	2018	Variance
Administrative and pension expenses
Staff costs	$709	$703	$6
Travel	117	121	(4)
Consultant and contractual services	262	261	1
Pension and other post-retirement benefits	181	204	(23)
Communications and technology	36	36	-
Equipment and buildings	88	90	(2)
Other expenses	23	20	3

Total administrative and pension expenses	$1,416	$1,435	$(19)

Grant making facilities	18	17	1
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(414)	(388)	(26)
Other revenue	(193)	(180)	(13)

Total revenue from externally funded activities	$(607)	$(568)	$(39)

Net non-interest expenses (Table 1)	$827	$884	$(57)

Net non-interest expenses for the first nine months of FY19 decreased, reflecting the lower allocation of administrative expenses to IBRD in line with the IBRD/IDA revenue- and cost-sharing methodology, lower pension costs, and the increase in revenue from externally funded activities.

Figure 9: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Unrealized Mark-to-market Gains/Losses on Non-trading Portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD maintains its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts that have been realized. See Section V for details on the unrealized mark-to-market gains/losses on non-trading portfolios.

Loan Portfolio

All loans are reported at amortized cost, while the derivatives that synthetically convert IBRD’s fixed rate loans to variable rate instruments are reported at fair value. As a result, while from an economic perspective all of IBRD’s loans, after the effect of derivatives, carry variable rates, and, therefore, have a low sensitivity to interest rates, this is not reflected in reported net income. In order to show the effect of its risk management policies, IBRD presents its loans at fair value in the MD&A. See Section V for more details.

Borrowing Portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

Effective July 1, 2018, the impact of the change in IBRD’s own credit is reflected as a Debit Valuation Adjustment on Fair Value Option Elected Liabilities in Other Comprehensive Income (OCI). These amounts were previously recognized in IBRD’s unrealized mark-to-market gains/losses on non-trading portfolios in net income. See Section V for more details.

IBRD Management’s Discussion and Analysis: March 31, 2019 13

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. IBRD’s Board of Executive Directors (Board), particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge-sharing in the risk management function.

The risk in operations in IBRD’s lending activities is monitored, at the corporate level, by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

14 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Table 7: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	March 31, 2019	June 30, 2018	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,910	$15,732	$178	$244	$(66)
Special reserve	293	293	-	-	-
General reserve [a]	28,606	28,606	-	-	-
Cumulative translation adjustment [b]	(731)	(465)	(266)	-	(266)
Other adjustments [c]	(648)	(648)	-	-	-

Equity (usable equity)	$43,430	$43,518	$(88)	$244	$(332)

Loans exposure	$188,418	$185,589	$2,829	$4,312	$(1,483)
Present value of guarantees	3,700	2,540	1,160	1,240	(80)
Effective but undisbursed DDOs	3,451	4,548	(1,097)	(1,097)	-
Related accumulated provisions	(1,660)	(1,607)	(53)	(65)	12
Deferred loan income	(453)	(448)	(5)	(8)	3
Other exposures	(704)	(692)	(12)	(12)	-

Loans (total exposure)	$192,752	$189,930	$2,822	$4,370	$(1,548)

Equity-to-Loans Ratio	22.5%	22.9%

a.	June 30, 2018 amount includes proposed transfer of $913 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 9, 2018.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 7, IBRD’s equity-to-loans ratio decreased to 22.5% as of March 31, 2019, from 22.9% as of June 30, 2018, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

IBRD Management’s Discussion and Analysis: March 31, 2019 15

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10: Country Exposures as of March 31, 2019

In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of March 31, 2019.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The Executive Directors approved a new SBL framework on June 28, 2018, which became effective July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under the new system, the SBL is $21 billion for highly creditworthy countries below the GDI, and $19.5 billion for highly creditworthy countries above the GDI. In the event that a borrowing country eligible for one of the limits set under the new SBL framework is downgraded to the high-risk category, Management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Executive Directors. Currently, there are two countries below GDI and two countries above GDI that have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits are set below the relevant SBL.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the Exposure Exchange Agreement. For the first nine months of FY19, IBRD had a provision for losses on loans and other exposures of $65 million, reflecting the impact of the increase in exposure during the period.

As of March 31, 2019, IBRD’s accumulated provision for losses on loans and other exposures was $1,696 million, which was less than 1% of the underlying exposures, ($1,645 million as of June 30, 2018, less than 1% of total exposures).

As of March 31, 2019, only 0.2% of IBRD’s loans were in nonaccrual status, all related to Zimbabwe (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $2.6 billion during the first nine months of FY19, to $74.5 billion as of March 31, 2019, consistent with the increase in the investment portfolio.

As shown in Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 61% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties principally consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

16 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of March 31, 2019
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$3,949	$13,893	$-	$17,842	24%
AA	625	26,687	196	27,508	37
A	18,302	10,645	111	29,058	39
BBB	1	34	-	35	*
BB or lower/unrated	-	8	*	8	*

Total	$22,877	$51,267	$307	$74,451	100%

	As of June 30, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$5,127	$13,319	$-	$18,446	26%
AA	3,388	28,208	177	31,773	44
A	13,045	8,365	66	21,476	30
BBB	118	33	11	162	*
BB or lower/unrated	-	9	-	9	*

Total	$21,678	$49,934	$254	$71,866	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Table 9: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of March 31, 2019
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$11,867	$883

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	4,720	-

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,401	549

			18,988	1,432

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation services to borrowing member countries, including to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 9).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2019, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Market Risk

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euros. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm. While IBRD’s equity is exposed to exchange rate movements, IBRD’s risk

IBRD Management’s Discussion and Analysis: March 31, 2019 17

Management’s Discussion and Analysis	Section IV: Risk Management

management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Interest Rate Risk

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low-interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. Figure 11 below illustrates the use of derivatives for loans and borrowings:

Figure 11: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 12 below illustrates the use of derivatives in the liquidity portfolio:

Figure 12: Use of Derivatives for Investments

Revenue from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable-rate indices (e.g., LIBOR). Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.5%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To address this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. Figure 13 illustrates the use of derivatives for EMF:

Figure 13: Use of Derivatives for EMF

18 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the Prudential Minimum. Commencing June 2017, the Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline now applies to the Target Liquidity Level rather than the Prudential Minimum, and continues to function as a guideline rather than a hard ceiling. See Table 10.

Table 10: Liquidity Levels

	In billions of U.S. dollars	% of Target Liquidity Level

Target Liquidity Level	56.0

Guideline Maximum Liquidity Level	84.0	150%

Prudential Minimum Liquidity Level	44.8	80%

Liquid Asset Portfolio as of March 31, 2019	73.2	131%

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risks, which are inherent in its activities. IBRD is exposed to a range of operational risks including physical security, staff health and safety, business continuity, external vendor risks and data and cybersecurity. IBRD’s approach to managing operational risk includes assessing, monitoring and reporting risks; identifying emerging risks through research and analysis of internal and external events; and developing appropriate risk response and mitigating actions.

IBRD Management’s Discussion and Analysis: March 31, 2019 19

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Section V: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair Value Results

Fair value results on a comprehensive basis include the fair value changes reflected in the reported basis results relating to instruments at fair value in the investment and borrowing portfolios, and all other derivatives. The results also include changes in the fair value of loans carried at amortized cost, and changes in Accumulated Other Comprehensive Loss (AOCL). As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter, and therefore, valued using internally-developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of borrowing member countries and IFFIm, see table 9). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

IBRD also calculates a DVA for changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk (own credit).

Through FY18, all fair value adjustments were recognized through the Statement of Income. Under new guidance issued by the FASB, effective July 1, 2018, fair value adjustments relating to changes in IBRD’s own credit for financial liabilities measured under the fair value option are reported in Other Comprehensive Income (OCI) (see Notes to Financial Statements, Note A: Summary of Significant Accounting and Related Policies).

As of March 31, 2019, IBRD’s Condensed Balance Sheet included a DVA of $555 million in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (borrowings). The DVA includes $396 million resulting from the widening of IBRD’s credit spreads during the first nine months of FY19.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of March 31, 2019, IBRD’s Condensed Balance Sheet included a CVA and a DVA, on outstanding derivatives, of $12 million and $40 million, respectively.

Effect of Interest and Credit

After the effect of derivatives, virtually the entire loan and borrowing portfolios for IBRD carry variable interest rates. Therefore, the sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in income (Table 12).

The changes in fair value for financial instruments in IBRD’s non-trading portfolios resulted in net unrealized mark-to-market gains of $901 million for the first nine months of FY19. See Table 11 for details.

Table 11: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

Gains (losses) for the nine months ended March 31,	2019	2018
Borrowing portfolio	$538	$(278)
Loan portfolio	(229)	630
EMF	580	(731)
Asset-liability management portfolio	-	(2)
Client operations portfolio	12	(1)

Total	$901	$(382)

a.	See Table 14 for reconciliation to the fair value comprehensive basis net income.

20 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of March 31, 2019	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$5	$63
Loan portfolio	(13)	(31)
EMF	(10)	*
Investment portfolio	(1)	(2)

Total (losses)/gains	$(19)	$30

a.	After the effects of derivatives.
b.	Excludes CVA and DVA on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.
*	Sensitivity is marginal.

Loan Portfolio

IBRD’s unrealized mark-to-market losses on the loan portfolio for the first nine months of FY19 totaled $229 million. This was mainly driven by unrealized mark-to-market losses of $762 million on loan-related derivatives, partially offset by unrealized mark-to-market gains of $533 million on the loans, primarily reflecting the downward movement in U.S. dollar interest rates during the period. As shown in Table 12, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $31 million of unrealized mark-to-market losses. See the June 30, 2018 MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first nine months of FY19, IBRD experienced $580 million of unrealized mark-to-market gains on the EMF portfolio, mainly driven by the impact of the downward movement in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity was approximately 2.5 years as of March 31, 2019.

As shown in Table 12, on a fair value basis, if interest rates increased by one basis-point across markets, IBRD would experience a net unrealized mark-to-market loss of approximately $10 million for the EMF portfolio as of March 31, 2019.

Borrowing Portfolio

For the first nine months of FY19, IBRD’s unrealized mark-to-market gains on the borrowing portfolio totaled $538 million, of which $135 million was reflected on the Condensed Statement of Income, and $396 million in OCI. The $135 million of net unrealized mark-to-market gains are mainly due to the impact on borrowing-related derivatives of the decrease in interest rates during the period. The $396 million of unrealized mark-to-market gains, represents the changes in IBRD’s own credit in FY19. As shown in Table 12, the dollar value change corresponding to a one basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is approximately $63 million of unrealized mark-to-market gains.

Figure 14 provides a breakdown of the overall sensitivity to interest rates of the borrowing, loan, EMF, and investment portfolios. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in reported net income. For example, for the borrowing portfolio, a one basis-point increase in interest rates would result in net unrealized mark-to-market gains of $65 million on the bonds. These would be offset by net unrealized mark-to-market losses of $60 million on the related swaps, resulting in net unrealized mark-to-market gains of $5 million for the portfolio.

Tables 13 to 15 provide a reconciliation from the reported basis to the fair value basis for both the Condensed Balance Sheet and Condensed Statement of Income.

IBRD Management’s Discussion and Analysis: March 31, 2019 21

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Figure 14: Sensitivity to Interest Rates as of March 31, 2019

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Table 13: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of March 31, 2019			As of June 30, 2018
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis

Due from banks	$809	$-	$809	$619	$-	$619
Investments	74,990	-	74,990	72,569	-	72,569
Net loans outstanding	186,390	3,581	189,971	183,588	3,062	186,650
Receivable from derivatives	139,401	-	139,401	141,716	-	141,716
Other assets	5,814	-	5,814	4,564	-	4,564

Total assets	$407,404	3,581	410,985	$403,056	$3,062	$406,118

Borrowings	$216,723	8	216,731	$208,009	$10	$208,019
Payable for derivatives	141,117	-	141,117	147,096	-	147,096
Other liabilities	6,828	-	6,828	6,107	-	6,107

Total liabilities	364,668	8	364,676	361,212	10	361,222
Paid-in capital stock	16,691	-	16,691	16,456	-	16,456
Retained earnings and other equity	26,045	3,573	29,618	25,388	3,052	28,440

Total equity	42,736	3,573	46,309	41,844	3,052	44,896

Total liabilities and equity	$407,404	3,581	410,985	$403,056	$3,062	$406,118

Table 14: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

For the nine months ended March 31,	2019	2018	Variance
Net income from Table 1	$482	$220	$262
Fair value adjustment on loans	533	(75)	608
Changes to AOCL:			-
Currency translation adjustments	(256)	471	(727)
Others	86	122	(36)
Net Change in DVA on Fair Value option elected liabilities	400	-	400

Net income on fair value comprehensive basis	$1,245	$738	$507

22 IBRD Management’s Discussion and Analysis: March 31, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 15: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars

	For the nine months ended March 31, 2019
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$131	$4	$-	$403 [b]	$538
Loan portfolio [c]	(763)	1	533	-	(229)
EMF [d]	580	-	-	-	580
Asset-liability management portfolio [d]	-	-	-	-	-
Client operations portfolio	12	-	-	-	12

Total	$(40)	$5	$533	$403	$901

	For the nine months ended March 31, 2018
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$(281)	$(1)	$-	$4	$(278)
Loan portfolio [c]	705	-	(75)	-	630
EMF [d]	(731)	-	-	-	(731)
Asset-liability management portfolio [d]	(2)	-	-	-	(2)
Client operations portfolio	(1)	-	-	-	(1)

Total	$(310)	$(1)	$(75)	$4	$(382)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.

Amount primarily represents change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income.

c.	Includes related derivatives.
d.	Included in other derivatives on the Condensed Balance Sheet.

IBRD Management’s Discussion and Analysis: March 31, 2019 23

Management’s Discussion and Analysis	Section VI: Governance

Section VI: Governance

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 was the final year of KPMG LLP’s second term as IBRD’s external auditor. Deloitte & Touche LLP has been appointed as IBRD’s external auditor for a five-year term commencing FY19.

Senior Management Changes

Effective February 1, 2019 Jim Yong Kim resigned as the President of the World Bank Group. David Malpass has been appointed as President of the World Bank Group effective April 9, 2019.

Effective December 1, 2018 Arunma Oteh retired as Vice President and Treasurer of IBRD. Jingdong Hua

was appointed as Vice President and Treasurer of IBRD, effective January 1, 2019.

Effective December 3, 2018, Joaquim Levy retired as Managing Director and WBG Chief Financial Officer (MDCFO).

Effective February 1, 2019:

•

Bernard Lauwers accepted a special assignment with the office of the Chief Executive Officer, and Jorge Familiar was appointed as the new Vice President and World Bank Group Controller. Bernard Lauwers will also be the acting MDCFO until the selection of a new MDCFO is concluded.

•	Akihiko Nishio has been appointed as Vice President, Development Finance (DFi), succeeding Axel Van Trotsenburg who has been appointed as the new Vice President for Latin America & Caribbean region.

24 IBRD Management’s Discussion and Analysis: March 31, 2019

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	9
Table 2: Condensed Balance Sheet	9
Table 3: Gross Disbursements by Region	11
Table 4: Commitments by Region	11
Table 5: Net Other Revenue	12
Table 6: Net Non-Interest Expenses	13
Table 7: Equity-to-Loans Ratio	15
Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	17
Table 9: Non-Commercial Counterparty Credit Risk	17
Table 10: Liquidity Levels	19
Table 11: Summary of Fair Value Adjustments on Non-Trading Portfolios	20
Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income	21
Table 13: Condensed Balance Sheet on a Fair Value Basis	22
Table 14: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis	22
Table 15: Fair Value Adjustments, net on non-trading portfolios	23

Figures

Figure 1: IBRD’s Financial Business Model	6
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Interest Margin	10
Figure 4: Net Loans Outstanding	10
Figure 5: Net Investment Revenue	11
Figure 6: Net Investment Portfolio	11
Figure 7: Borrowing Portfolio	12
Figure 8: Equity Contribution	12
Figure 9: Net Non-Interest Expenses	13
Figure 10: Country Exposures as of March 31, 2019	16
Figure 11: Use of Derivatives for Loans and Borrowings	18
Figure 12: Use of Derivatives for Investments	18
Figure 13: Use of Derivatives for EMF	18
Figure 14: Sensitivity to Interest Rates as of March 31, 2019	22

Boxes

Box 1: Selected Financial Data	2

IBRD Management’s Discussion and Analysis: March 31, 2019 25

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2019

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2019 (Unaudited)	June 30, 2018 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$721	$542

Restricted cash	88	77

	809	619

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $17 million—March 31, 2019; $29 million—June 30, 2018)—Notes C and K	74,766	72,352

Securities purchased under resale agreements—Notes C and K	224	217

Derivative assets

Investments—Notes C, F and K	35,883	38,015

Loans—Notes D, F and K	4,856	4,999

Client operations—Notes D, F, I and K	15,798	17,042

Borrowings—Notes E, F and K	82,240	80,518

Others—Notes F and K	624	1,142

	139,401	141,716

Loans outstanding—Notes D, I and K

Total loans	252,232	254,011

Less undisbursed balance	(63,814)	(68,422)

Loans outstanding	188,418	185,589

Less:

Accumulated provision for loan losses	(1,575)	(1,553)

Deferred loan income	(453)	(448)

Net loans outstanding	186,390	183,588

Other assets—Notes C, D, E and I	5,814	4,564

Total assets	$407,404	$403,056

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

	March 31, 2019 (Unaudited)	June 30, 2018 (Unaudited)
Liabilities

Borrowings—Notes E and K	$216,723	$208,009

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	247	122

Derivative liabilities

Investments—Notes C, F and K	35,508	37,298

Loans—Notes D, F and K	5,504	5,007

Client operations—Notes D, F, I and K	15,830	17,069

Borrowings—Notes E, F and K	83,772	86,161

Others—Notes F and K	503	1,561

	141,117	147,096

Other liabilities—Notes C, D and I	6,581	5,985

Total liabilities	364,668	361,212

Equity

Capital stock—Note B

Authorized (2,783,873 shares—March 31, 2019, and 2,307,600 shares—June 30, 2018)

Subscribed (2,292,651 shares—March 31, 2019, and (2,277,364 shares—June 30, 2018)	276,574	274,730

Less uncalled portion of subscriptions	(259,883)	(258,274)

Paid-in capital	16,691	16,456

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(381)	(361)

Receivable amounts to maintain value of currency holdings	(192)	(313)

Deferred amounts to maintain value of currency holdings	(141)	27

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,784	28,457

Accumulated other comprehensive loss—Note J	(2,025)	(2,422)

Total equity	42,736	41,844

Total liabilities and equity	$407,404	$403,056

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2019	2018	2019	2018
Net Interest revenue

Interest revenue
Loans, net—Note D	$1,327	$864	$3,810	$2,452
Equity management, net	(19)	62	(39)	188
Investments—Trading, net	394	200	1,063	594
Other, net	4	9	(9)	22

Borrowings, net—Note E	(1,241)	(736)	(3,513)	(1,976)

Interest revenue, net of borrowing expenses	465	399	1,312	1,280

Provision for losses on loans and other exposures—Note D	(13)	(27)	(63)	(121)

Non interest revenue
Revenue from externally funded activities—Note I	215	209	607	568
Commitment charges—Note D	27	23	80	65
Other	9	8	28	25

Total	251	240	715	658

Non interest expenses

Administrative—Notes A, H and I	(494)	(417)	(1,461)	(1,231)

Pension—Notes A and H	15	(68)	45	(204)

Contributions to special programs	(2)	(2)	(18)	(17)

Other	(6)	(6)	(17)	(17)

Total	(487)	(493)	(1,451)	(1,469)

Board of Governors-approved and other transfers—Note G	-	-	(338)	(178)

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	130	160	342	361

Unrealized mark-to-market losses on non-trading portfolios, net—Notes D, E, F and K	(223)	(287)	(35)	(311)

Net income (loss)	$123	$(8)	$482	$220

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2019	2018	2019	2018
Net income (loss)	$123	$(8)	$482	$220
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	22	34	65	101
Amortization of unrecognized prior service costs	6	6	18	18
Other	-	-	1	2
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(94)	-	400	-
Currency translation adjustment	(120)	109	(242)	440

Total other comprehensive income	(186)	149	242	561

Comprehensive (loss) income	$(63)	$141	$724	$781

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2019	2018
Retained earnings at beginning of the fiscal year	$28,457	$27,759
Cumulative effect of change in accounting principle—Notes A, G and J	(155)	-
Net income for the period	482	220

Retained earnings at end of the period	$28,784	$27,979

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2019	2018
Cash flows from investing activities
Loans
Disbursements	$(11,765)	$(13,757)
Principal repayments	7,158	7,489
Principal prepayments	324	1,340
Loan origination fees received	10	12
Net derivatives-loans	27	28
Other investing activities, net	(102)	(133)

Net cash used in investing activities	(4,348)	(5,021)

Cash flows from financing activities
Medium and long-term borrowings
New issues	32,209	38,349
Retirements	(25,571)	(27,098)
Net short-term borrowings	(403)	(1,439)
Net derivatives-borrowings	(1,368)	(660)
Capital subscriptions	235	347
Other capital transactions, net	3	(36)

Net cash provided by financing activities	5,105	9,463

Cash flows from operating activities
Net income	482	220
Adjustments to reconcile net income to net cash used in operating activities
Unrealized mark-to-market losses on non-trading portfolios, net	35	311
Depreciation and amortization	660	600
Provision for losses on loans and other exposures	63	121
Changes in:
Investments-Trading, net	(1,674)	(5,684)
Other assets and liabilities	(125)	(27)

Net cash used in operating activities	(559)	(4,459)

Effect of exchange rate changes on unrestricted and restricted cash	(8)	15

Net increase (decrease) in unrestricted and restricted cash—Note A	190	(2)
Unrestricted and restricted cash at beginning of the fiscal year	619	613

Unrestricted and restricted cash at end of the period	$809	$611

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,483)	$3,188
Investment portfolio	(16)	(5)
Borrowing portfolio	(1,031)	2,194
Capitalized loan origination fees included in total loans	30	24
Interest paid on borrowing portfolio	3,123	1,828

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2018, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2018 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Evaluated accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and its subsequent amendments provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. For IBRD, the revenue streams within the scope largely relate to the provision of technical assistance and knowledge under Reimbursable Advisory Services (RAS), asset management, and trustee services to clients and donors. IBRD adopted the ASUs in the quarter ended September 30, 2018, using a modified retrospective approach under which all changes in revenue recognition are reflected in the period of adoption. The impact of adopting this standard was immaterial as less than 1% of IBRD’s revenue was affected by the new requirements.The adoption of the ASU also resulted in additional disclosures reflected in Note I – Transactions with Affiliated Organizations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU became effective from the quarter ended September 30, 2018. Upon adoption, IBRD recorded a cumulative effect adjustment of $155 million attributable to changes in instrument-specific credit risk (DVA) for financial liabilities measured under the fair value option. The adjustment was a reclassification from retained earnings to accumulated OCI. The adoption of the ASU also required changes to the Condensed Statement of Comprehensive Income, the Condensed Statement of Changes in Retained Earnings, as well as to Note D – Loans and other exposures, Note E – Borrowings, Note G – Retained Earnings, Allocations and Transfers, Note J – Accumulated Other Comprehensive Loss and Note K – Other Fair Value Disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU and its subsequent amendments require that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASUs are effective from the quarter ending September 30, 2019. IBRD has evaluated these ASUs and determined that the impact on the financial statements is not material.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 33

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. For contributions received, the ASU became effective from the quarter ended September 30, 2018. IBRD has evaluated the ASU and determined that the guidance on contributions received has no impact on its financial statements.

Given the immateriality of the amounts subject to reclassification under the following ASUs, IBRD has applied the requirements prospectively upon effectiveness, from the quarter ended September 30, 2018:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which US GAAP did not provide guidance.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the Statement of Cash Flows.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. It also resulted in additional disclosures reflected in Note H – Pension and Other Postretirement Benefits.

Accounting standards under evaluation:

For ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made, which was previously discussed, IBRD is currently evaluating the impact of the portion of the ASU applicable to contributions made, which will be effective from the quarter ending September 30, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU and its subsequent amendments introduce a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASUs will be effective from the quarter ending September 30, 2020. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements:

ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021, with early adoption permitted.

ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares due to the General Capital Increase (GCI) and Selective Capital Increase (SCI):

	Authorized shares	Subscribed shares
As of June 30, 2017	2,307,600	2,229,344
GCI	-	48,020

As of June 30, 2018	2,307,600	2,277,364
GCI/ SCI	476,273	15,287

As of March 31, 2019	2,783,873	2,292,651

The subscription period for the GCI agreed by shareholders in 2010 ended on March 16, 2018.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increase IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. In addition, shares that were previously unallocated after the 2010 GCI and SCI will be made available for subscription under the 2018 SCI. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over the next five years.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2017	$268,937	$(252,828)	$16,109
GCI	5,793	(5,446)	347

As of June 30, 2018	274,730	(258,274)	16,456
GCI/SCI	1,844	(1,609)	235

As of March 31, 2019	$276,574	$(259,883)	$16,691

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of March 31, 2019, IBRD’s investments included the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio was as follows:

In millions of U.S. dollars

	March 31, 2019	June 30, 2018
Liquid asset portfolio	$73,199	$71,579
PEBP holdings	1,517	1,393
AMC holdings	218	250
PCRF holdings	345	270

Total	$75,279	$73,492

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2019, the majority of Investments was mainly comprised of government and agency obligations, and time deposits (41% and 52%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2019, Japanese Government Instruments represented the largest holding of a single counterparty, and amounted to 22% of the Investments–Trading portfolio. Over 99% of IBRD’s investments as of March 31, 2019 were rated A and above, by a major rating agency.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 35

A summary of IBRD’s Investments-Trading is as follows:

    In millions of U.S. dollars

	March 31, 2019	June 30, 2018
Alternative investments [a]	$403	$345
Asset-backed securities (ABS)	4,058	3,962
Equity securities [b]	633	672
Government and agency obligations	31,027	29,610
Time deposits	38,645	37,763

Total	$74,766	$72,352

a.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.
b.	Includes $320 million of investments in commingled funds at net asset value per share (NAV), related to PEBP holdings ($295 million—June 30, 2018).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

In millions of U.S. dollars

	March 31, 2019	June 30, 2018
Investments—Trading	$74,766	$72,352
Securities purchased under resale agreements	224	217
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(247)	(122)
Derivative assets
Currency forward contracts	13,728	18,647
Currency swaps	22,103	19,308
Interest rate swaps	51	60
Swaptions, exchange traded options and futures contracts	1	*
Other	-	-

Total	35,883	38,015

Derivative liabilities
Currency forward contracts	(13,548)	(18,358)
Currency swaps	(21,915)	(18,894)
Interest rate swaps	(44)	(43)
Swaptions, exchange traded options and futures contracts	(1)	(3)
Other	-	-

Total	(35,508)	(37,298)

Cash held in investment portfolio [a]	561	407
Receivable from investment securities traded [b]	33	83
Payable for investment securities purchased [c]	(433)	(162)

Net investment portfolio	$75,279	$73,492

a.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
b.	This amount is included in Other assets on the Condensed Balance Sheet.
c.	This amount includes $106 million of liabilities related to PCRF payable and is included in Other liabilities on the Condensed Balance Sheet ($80 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of March 31, 2019, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($37 million—June 30, 2018).

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis. Note that the fair value of Alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$403
ABS	-	4,058	-	4,058
Equity securities	313	-	-	633	[b]
Government and agency obligations	17,538	13,489	-	31,027
Time deposits	1,395	37,250	-	38,645

Total Investments – Trading	$19,246	$54,797	$-	$74,766

Securities purchased under resale agreements	36	188	-	224
Derivative assets-Investments
Currency forward contracts	-	13,728	-	13,728
Currency swaps	-	22,103	-	22,103
Interest rate swaps	-	51	-	51
Swaptions, exchange traded options and futures contracts	1	*	-	1
Other	-	-	-	-

Total Derivative assets-Investments	1	35,882	-	35,883

Total	$19,283	$90,867	$-	$110,873

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$-	$18	$-	$18
Derivative liabilities-Investments
Currency forward contracts	-	13,548	-	13,548
Currency swaps	-	21,915	-	21,915
Interest rate swaps	-	44	-	44
Swaptions, exchange traded options and futures contracts	1	*	-	1
Other	-	-	-	-

Total Derivative liabilities-Investments	1	35,507	-	35,508

Total	$1	$35,525	$-	$35,526

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $320 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Excludes $229 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 37

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$345
ABS	-	3,962	-	3,962
Equity securities	377	-	-	672	[b]
Government and agency obligations	14,403	15,207	-	29,610
Time deposits	2,147	35,616	-	37,763

Total Investments – Trading	$16,927	$54,785	$-	$72,352

Securities purchased under resale agreements	41	176	-	217
Derivative assets-Investments
Currency forward contracts	-	18,647	-	18,647
Currency swaps	-	19,308	-	19,308
Interest rate swaps	-	60	-	60
Swaptions, exchange traded options and futures contracts	*	*	-	*
Other	-	-	-	-

Total Derivative assets-Investments	*	38,015	-	38,015

Total	$16,968	$92,976	$-	$110,584

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$-	$30	$-	$30
Derivative liabilities-Investments
Currency forward contracts	-	18,358	-	18,358
Currency swaps	-	18,894	-	18,894
Interest rate swaps	-	43	-	43
Swaptions, exchange traded options and futures contracts	3	-	-	3
Other	-	-	-	-

Total Derivative liabilities-Investments	3	37,295	-	37,298

Total	$3	$37,325	$-	$37,328

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $295 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Excludes $92 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

During the nine months ended March 31, 2019, and for the fiscal year ended June 30, 2018 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, ABS and To-Be-Announced (TBA) securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which, approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Collateral received
Cash	$229	$92
Securities	1,352	1,365

Total collateral received	$1,581	$1,457

Collateral permitted to be repledged	$1,581	$1,457
Amount of collateral repledged	-	-
Amount of cash collateral invested	$134	$31

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 39

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate bonds and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2019, and June 30, 2018, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	March 31, 2019	June 30, 2018	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$ 17	$ 29	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$ 18	$ 30	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of March 31, 2019 and June 30, 2018 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged, and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

In millions of U.S. dollars

	As of March 31, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$17	$-	$17
Equity securities	1	-	1

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$18	$-	$18

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

In millions of U.S. dollars

	As of June 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$-	$14
Equity securities	16	-	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$-	$30

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2019 and June 30, 2018, there were no securities purchased under resale agreements which had not settled at these dates. For resale agreements, IBRD received securities with a fair value of $223 million ($218 million—June 30, 2018). None of these securities had been transferred under repurchase or security lending agreements as of these dates.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD (Sovereign Exposures). In addition, IBRD may make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of March 31, 2019, all of IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of March 31, 2019, 76% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of March 31, 2019, less than 1% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for less than 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute substantially all of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrower country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 41

The following tables provide an aging analysis of the loans outstanding:

In millions of U.S. dollars

	As of March 31, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,424	$23,424
Medium	-	-	-	-	-	-	81,937	81,937
High	22	-	11	-	-	33	82,589	82,622

Loans in accrual status	22	-	11	-	-	33	187,950	187,983

Loans in nonaccrual status	-	-	-	-	435	435	-	435

Total	$22	$-	$11	$-	$435	$468	$187,950	$188,418

In millions of U.S. dollars
	As of June 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,606	$23,606
Medium	-	-	-	-	-	-	76,153	76,153
High	-	-	-	-	-	-	85,395	85,395

Loans in accrual status	-	-	-	-	-	-	185,154	185,154

Loans in nonaccrual status	-	-	-	-	435	435	-	435

Total	$-	$-	$-	$-	$435	$435	$185,154	$185,589

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

In millions of U.S. dollars

	March 31, 2019			June 30, 2018
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,553	$92	$1,645	$1,582	$89	$1,671
Provision - charge (release)	33	30	63	(34)	3	(31)
Translation adjustment	(11)	(1)	(12)	5	*	5

Accumulated provision, end of the period/fiscal year	$1,575	$121	$1,696	$1,553	$92	$1,645

Composed of accumulated provision for losses on:
Loans in accrual status	$1,358			$1,336
Loans in nonaccrual status	217			217

Total	$1,575			$1,553

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$187,983			$185,154
Loans at amortized cost in nonaccrual status	435			435

Total	$188,418			$185,589

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantees received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows

	Condensed Balance Sheet	Condensed Statement of Income

Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative assets – Client operations	Unrealized mark-to-market gains/ (losses) on non-trading portfolios

Overdue Amounts

At March 31, 2019, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the period/fiscal year	435	435
Overdue amounts of nonaccrual loans:	984	954
Principal	435	435
Interest and charges	549	519

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Interest revenue not recognized as a result of loans being in nonaccrual status	$8	$9	$26	$27

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 43

During the nine months ended March 31, 2019 and March 31, 2018, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2019, and March 31, 2018, no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at March 31, 2019:

In millions of U.S. dollars
	Principal	Principal, Interest and	Nonaccrual
Borrower	Outstanding	Charges Overdue	Since

Zimbabwe	$435	$984	October 2000

Guarantees

Guarantees of $7,491 million were outstanding as of March 31, 2019 ($6,357 million—June 30, 2018). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2039.

As of March 31, 2019, liabilities related to IBRD’s obligations under guarantees of $525 million ($427 million—June 30, 2018), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $115 million ($86 million—June 30, 2018).

During the nine months ended March 31, 2019 and March 31, 2018, no guarantees provided by IBRD were called.

IBRD executed Exposure Exchange Agreements (EEA) with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are, therefore, recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

In millions of U.S. dollars
	March 31, 2019				June 30, 2018
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet

Guarantee provided [a,c]	$3,664	$(236)		$(36)	$3,671	$(251)	$(36)	Other liabilities
Guarantee received [b]	(3,662)	236		36	(3,672)	251	37	Other assets

	$2	$-	$	*	$(1)	$-	$1

a.

For the nine months ended March 31, 2019, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes no provisions relating to Guarantee provided (Less than $1 million—nine months ended March 31, 2018).

b.

For the nine months ended March 31, 2019, Other, net, line on the Condensed Statement of Income includes $2 million of reduction in Recoverable asset relating to Guarantee received ($2 million—nine months ended March 31,2018).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $7,491 million, obligations under guarantees of $525 million and accumulated provision for guarantee losses of $115 million, respectively ($6,357 million, $427 million and $86 million, respectively—June 30, 2018).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

The reduction in net income resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Interest waivers	$10	$13	$32	$42
Commitment charge waivers	*	*	*	*
Front-end fee waivers	2	3	6	8

Total	$12	$16	$38	$50

* Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2019, one country contributed in excess of 10 percent of total loan revenue; this amounted to $455 million.

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

In millions of U.S. dollars
	March 31, 2019		March 31, 2018
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,669	$198	$5,009	$199
East Asia and Pacific	40,776	1,022	38,964	686
Europe and Central Asia	45,442	633	48,230	471
Latin America and the Caribbean	57,805	1,486	57,484	1,137
Middle East and North Africa	24,659	494	23,331	312
South Asia	15,067	370	14,578	229
Other [a]	-	-	-	*

Total	$188,418	$4,203	$187,596	$3,034

a.	Represents loans to IFC, an affiliated organization.
b.

Does not include interest expenses, net of $313 million from loan related derivatives ($517 million—nine months ended March 31, 2018). Includes commitment charges of $80 million ($65 million—nine months ended March 31, 2018).

*	Indicates amount less than $0.5 million.

Fair Value Disclosures

There were no loans carried at fair value as of March 31, 2019 and June 30, 2018.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values:

In millions of U.S. dollars
	March 31, 2019		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$186,390	$189,971	$183,588	$186,650

IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 45

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2019, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Borrowings [a]	$216,723	$208,009
Currency swaps, net	2,675	3,737
Interest rate swaps, net	(1,143)	1,906

	$218,255	$213,652

a.  Includes $906 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($126 million—June 30, 2018).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $3,513 million ($1,976 million—nine months ended March 31, 2018) includes $356 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,429 million—nine months ended March 31, 2018).

Net short-term borrowings on the Condensed Statement of Cash Flows include new issues and retirements for instruments with maturities longer than 90 days and up to 1 year, amounting to $10,860 million and $6,941 million, respectively ($7,184 million and $7,470 million, respectively—nine months ended March 31, 2018).

For the nine months ended March 31, 2019, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $282 milllion ($467 million—nine months ended March 31, 2018).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis is as follows:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Level 1	$-	$-
Level 2	212,138	203,603
Level 3	4,585	4,406

	$216,723	$208,009

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Beginning of the period/fiscal year	$4,432	$3,015	$4,406	$2,278
Total realized/unrealized mark-to-market losses (gains) in:
Net income	98	(85)	87	(133)
Other comprehensive income (OCI) [a]	(27)	97	(54)	81
Issuances	261	1,523	491	2,166
Settlements	(179)	(99)	(345)	(263)
Transfers into (out of), net	-	-	-	322

End of the period	$4,585	$4,451	$4,585	$4,451

a.	Starting with the period ended September 30, 2018, OCI includes the DVA on Fair Value Option Elected Liabilities.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Valuation adjustments on fair value option elected liabilities

Starting July 1, 2018, changes in the fair value of IBRD’s financial liabilities, for which the fair value option has been elected, and that relate to IBRD’s own credit risk are recognized in OCI as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

In millions of U.S. dollars
Unrealized mark-to-market (losses)/gains due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2019
DVA on Fair Value Option Elected Liabilities	$(97)	$396
Amounts reclassified to net income upon derecognition of a liabiity	3	4

Net change in DVA on Fair Value Option Elected Liabilities	$(94)	$400

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own- credit risk for financial liabilities measured under fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

In millions of U.S. dollars
DVA on fair value option elected liabilities	As of March 31, 2019
Reported as follows:
Accumulated other comprehensive loss	$ 555

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2019 and March 31, 2018, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
Unrealized mark to market gains (losses)	2019	2018	2019	2018
Reported as follows:
Unrealized mark-to-market losses on non-trading portfolios, net	$6	$96	$100	$214

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended		Nine Months Ended
	March 31,		March 31,
Unrealized mark to market (losses) gains	2019	2018	2019	2018
Reported as follows:
Unrealized mark-to-market losses on non-trading portfolios, net	$(2,187)	$1,484	$(3,321)	$2,551

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 47

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2019, and for the fiscal year ended June 30, 2018, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

There were no transfers between Level 2 and Level 3 during the three and nine months ended March 31, 2019. The table below provides the details of all gross inter-level transfers during three and nine months ended March 31, 2018:

In millions of U.S. dollars
	Three Months Ended March 31, 2018		Nine Months Ended March 31, 2018
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$3	$(3)
Transfer (out of) into	-	-	(325)	325

	$-	$-	$(322)	$322

Transfers between Level 2 and Level 3 are due to changes in price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2019	$216,723	$221,804	$(5,081)
June 30, 2018	208,009	216,458	(8,449)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The presentation of IBRD’s derivatives is based on the manner in which they are settled. Interest rate swaps are settled on a net basis and are, therefore, presented on a net basis. Currency swaps are settled on a gross basis and are therefore, presented on a gross basis.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	March 31, 2019	June 30, 2018		March 31, 2019	June 30, 2018
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment – Trading	$1	$	*	$1	$3
Interest rate swaps	5,048		4,691	5,294	7,852
Currency swaps [a]	134,352		137,025	135,822	139,241
Other	-		-	-	-

Total Derivatives	$139,401		$141,716	$141,117	$147,096

a. Includes currency forward contracts and structured swaps.

* Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 49

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	As of March 31, 2019
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented

Interest rate swaps	$22,798	$(17,750)	$5,048	$25,978	$(20,684)	$5,294
Currency swaps [a]	134,352	-	134,352	135,822	-	135,822
Other [b]	1	-	1	1	-	1

Total	$157,151	$(17,750)	$139,401	$161,801	$(20,684)	$141,117

Amounts subject to legally enforceable master netting agreements [c]			(136,412)			(136,412)

Net derivative positions at counterparty level before collateral			2,989			4,705

Less:
Cash collateral received [d]			229
Securities collateral received [d]			1,033

Net derivative exposure after collateral			$1,727

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options, futures contracts and TBA securities.

c. Not offset on the Condensed Balance Sheet.

d. Does not include excess collateral received.

In millions of U.S. dollars
	As of June 30, 2018
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented

Interest rate swaps	$18,665	$(13,974)	$4,691	$37,482	$(29,630)	$7,852
Currency swaps [a]	137,025	-	137,025	139,241	-	139,241
Other [b]	*	-	*	3	-	3

Total	$155,690	$(13,974)	$141,716	$176,726	$(29,630)	$147,096

Amounts subject to legally enforceable master netting agreements [c]			(139,164)			(139,164)

Net derivative positions at counterparty level before collateral			2,552			7,932

Less:
Cash collateral received [d]			92
Securities collateral received [d]			1,006

Net derivative exposure after collateral			$1,454

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options, futures contracts and TBA securities.

c. Not offset on the Condensed Balance Sheet.

d. Does not include excess collateral received.

* Indicates amount less than $0.5 million.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Type of contract
Investments - Trading
Interest rate swaps
Notional principal	$3,745	$3,723
Credit exposure	51	60
Currency swaps (including currency forward contracts)
Credit exposure	499	823
Swaptions, exchange traded options and futures contracts [a]
Notional long position	846	998
Notional short position	48	42
Credit exposure	1	*
Other derivatives
Notional long position	-	-
Notional short position	-	-
Credit exposure	-	-

Loans
Interest rate swaps
Notional principal	23,461	23,410
Credit exposure	98	305
Currency swaps
Credit exposure	848	837

Client operations
Interest rate swaps
Notional principal	19,802	19,029
Credit exposure	927	673
Currency swaps
Credit exposure	1,085	1,065

Borrowings
Interest rate swaps
Notional principal	238,288	237,174
Credit exposure	3,348	2,511
Currency swaps
Credit exposure	4,306	4,002

Other derivatives
Interest rate swaps
Notional principal	147,861	157,234
Credit exposure	624	1,142
Currency swaps
Credit exposure	-	-

Total credit exposure
Interest rate swaps	5,048	4,691
Currency swaps (including currency forward contracts)	6,738	6,727
Swaptions, exchange traded options and futures contracts [a]	1	*
Other Derivaties	-	-

Total exposure	11,787	11,418

a.  Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

*  Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position on March 31, 2019 was $4,521 million ($7,791 million—June 30, 2018). IBRD did not post any collateral with these counterparties due to its triple-A credit rating.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 51

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2019, the amount of collateral that would need to be posted would be $1,672 million ($3,986 million—June 30, 2018). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $4,521 million ($7,791 million—June 30, 2018). In contrast, IBRD received collateral totaling $1,581 million as of March 31, 2019 ($1,457 million—June 30, 2018), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2019	2018	2019	2018

Interest rate swaps		$1,487	$(1,391)	$2,850	$(2,211)

Currency swaps (including currency forward contracts and structured swaps)	Unrealized mark-to-market losses on non-trading portfolios, net	477	(380)	436	(651)

Total		$1,964	$(1,771)	$3,286	$(2,862)

a. For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments–Trading portfolio and their location on the Condensed Statement of Income:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains [a]
	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Type of instrument
Fixed income (including associated derivatives)	$106	$160	$337	$331
Equity	24	*	5	30

Total	$130	$160	$342	$361

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis was as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$-	$13,728	$-	$13,728
Currency swaps	-	22,103	-	22,103
Interest rate swaps	-	51	-	51
Swaptions, exchange traded options and futures contracts	1	*	-	1
Other	-	-	-	-

	1	35,882	-	35,883

Loans
Currency swaps	-	4,493	265	4,758
Interest rate swaps	-	98	-	98

	-	4,591	265	4,856

Client operations
Currency swaps	-	14,871	-	14,871
Interest rate swaps	-	910	17	927

	-	15,781	17	15,798

Borrowings
Currency swaps	-	77,509	1,383	78,892
Interest rate swaps	-	3,283	65	3,348

	-	80,792	1,448	82,240

Others
Currency swaps	-	-	-	-
Interest rate swaps	-	624	-	624

	-	624	-	624

Total derivative assets	$1	$137,670	$1,730	$139,401

Derivative Liabilities:
Investments
Currency forward contracts	$-	$13,548	$-	$13,548
Currency swaps	-	21,915	-	21,915
Interest rate swaps	-	44	-	44
Swaptions, exchange traded options and futures contracts	1	*	-	1
Other	-	-	-	-

	1	35,507	-	35,508

Loans
Currency swaps	-	3,665	262	3,927
Interest rate swaps	-	1,577	-	1,577

	-	5,242	262	5,504

Client operations
Currency swaps	-	14,865	-	14,865
Interest rate swaps	-	913	52	965

	-	15,778	52	15,830

Borrowings
Currency swaps	-	80,079	1,488	81,567
Interest rate swaps	-	2,038	167	2,205

	-	82,117	1,655	83,772

Others
Currency swaps	-	-	-	-
Interest rate swaps	-	503	-	503

	-	503	-	503

Total derivative liabilities	$1	$139,147	$1,969	$141,117

* Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 53

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$-	$18,647	$-	$18,647
Currency swaps		-	19,308	-	19,308
Interest rate swaps		-	60	-	60
Swaptions, exchange traded options and futures contracts		*	*	-	*
Other		-	-	-	-

		*	38,015	-	38,015

Loans
Currency swaps		-	4,461	233	4,694
Interest rate swaps		-	305	-	305

		-	4,766	233	4,999

Client operations
Currency swaps		-	16,369	-	16,369
Interest rate swaps		-	672	1	673

		-	17,041	1	17,042

Borrowings
Currency swaps		-	76,643	1,364	78,007
Interest rate swaps		-	2,469	42	2,511

		-	79,112	1,406	80,518

Others
Currency swaps		-	-	-	-
Interest rate swaps		-	1,142	-	1,142

		-	1,142	-	1,142

Total derivative assets	$	*	$140,076	$1,640	$141,716

Derivative Liabilities:
Investments
Currency forward contracts		$-	$18,358	$-	$18,358
Currency swaps		-	18,894	-	18,894
Interest rate swaps		-	43	-	43
Swaptions, exchange traded options and futures contracts		3	-	-	3
Other		-	-	-	-

		3	37,295	-	37,298

Loans
Currency swaps		-	3,642	239	3,881
Interest rate swaps		-	1,126	-	1,126

		-	4,768	239	5,007

Client operations
Currency swaps		-	16,364	-	16,364
Interest rate swaps		-	674	31	705

		-	17,038	31	17,069

Borrowings
Currency swaps		-	80,280	1,464	81,744
Interest rate swaps		-	4,207	210	4,417

		-	84,487	1,674	86,161

Others
Currency swaps		-	-	-	-
Interest rate swaps		-	1,561	-	1,561

		-	1,561	-	1,561

Total derivative liabilities		$3	$145,149	$1,944	$147,096

* Indicates amount less than $0.5 million.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net:

In millions of U.S. dollars
	Three Months Ended March 31, 2019			Nine Months Ended March 31, 2019
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(146)	$(173)	$(319)	$(106)	$(198)	$(304)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(26)	75	49	(88)	66	(22)
Other comprehensive income	(15)	*	(15)	2	*	2
Issuances	(5)	*	(5)	(5)	*	(5)
Settlements	90	(39)	51	96	(5)	91
Transfers, net	-	-	-	(1)	-	(1)

End of the period	$(102)	$(137)	$(239)	$(102)	$(137)	$(239)

In millions of U.S. dollars
	Three Months Ended March 31, 2018			Nine Months Ended March 31, 2018
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$7	$(106)	$(99)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(64)	(10)	(74)	(81)	(98)	(179)
Other comprehensive income	45	(1)	44	44	(* )	44
Issuances	*	(72)	(72)	(11)	(145)	(156)
Settlements	1	33	34	8	196	204
Transfers, net	-	-	-	(4)	(1)	(5)

End of the period	$(11)	$(156)	$(167)	$(11)	$(156)	$(167)

* Indicates amount less than $0.5 million.

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized mark-to-market gains (losses)	2019	2018	2019	2018
Reported as follows:
Unrealized mark-to-market losses on non-trading portfolios, net	$93	$(92)	$13	$(208)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 55

The following table provides details of all inter-level transfers.

In millions of U.S. dollars
	Three Months Ended March 31, 2019		Nine Months Ended March 31, 2019
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$-	$-	$18	$(18)
Transfer (out of) into	-	-	-	-

	-	-	18	(18)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(17)	$17
Transfer out of (into)	-	-	-	-

	-	-	(17)	17

Transfers, net	$-	$-	$1	$(1)

In millions of U.S. dollars
	Three Months Ended March 31, 2018		Nine Months Ended March 31, 2018
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$-	$-	$35	$(35)
Transfer (out of) into	-	-	(5)	5

	-	-	30	(30)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(31)	$31
Transfer out of (into)	-	-	6	(6)

	-	-	(25)	25

Transfers, net	$-	$-	$5	$(5)

Transfers between Level 2 and Level 3 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2019	Fair Value at June 30, 2018	Valuation Technique	Unobservable input	Range (average), March 31, 2019	Range (average), June 30, 2018
Currency swaps, Interest rate swaps	($239)	($304)	Discounted Cash Flow	Correlations	-35% to 81% (11%)	-34% to 73% (10%)

				Interest rate volatilities	21% to 64% (42%)	18% to 34% (29%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include exchange traded options and futures contracts. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, credit spreads, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2018, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2018; an increase in the General Reserve by $913 million and a decrease in the Pension Reserve by $22 million.

On September 5, 2018, IBRD’s Board of Governors approved a transfer of $90 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on September 14, 2018.

On October 12, 2018, IBRD’s Board of Governors approved a transfer to International Development Association (IDA) of $248 million out of the net income earned in the fiscal year ended June 30, 2018. The transfer to IDA was made on October 23, 2018.

Retained earnings comprised the following components:

In millions of U.S. dollars
	March 31, 2019		June 30, 2018
Special reserve	$293		$293
General reserve	28,606		27,693
Pension reserve	787		810
Surplus	126		216
Cumulative fair value adjustments [a]	(1,888	) [b]	(1,467)
Unallocated net income	820		875
Restricted retained earnings	40		37

Total	$28,784		$28,457

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (DVA), on July 1, 2018.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA.

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2019				March 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$118	$31	$21	$170	$353	$93	$64	$510
Interest cost	183	30	18	231	549	90	54	693
Expected return on plan assets	(252)	(40)	-	(292)	(756)	(121)	-	(877)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	5	-	17	22	16	-	49	65

Net periodic pension cost	$55	$25	$57	$137	$165	$75	$169	$409

Of which:
IBRD’s share	$24	$11	$25	$60	$72	$33	$75	$180
IDA’s share	$31	$14	$32	$77	$93	$42	$94	$229

a. Included in Amounts reclassified into net income in Note J—Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 57

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2018				March 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$114	$30	$20	$164	$342	$92	$59	$493
Interest cost	161	29	15	205	486	85	45	616
Expected return on plan assets	(225)	(36)	-	(261)	(676)	(107)	-	(783)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	20	-	14	34	58	-	43	101

Net periodic pension cost	$71	$27	$50	$148	$213	$83	$149	$445

Of which:
IBRD’s share	$33	$12	$23	$68	$98	$38	$68	$204
IDA’s share	$38	$15	$27	$80	$115	$45	$81	$241

a. Included in Amounts reclassified into net income in Note J—Comprehensive Income.

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Condensed Statement of Income. From the quarter ended September 30, 2018, the service cost component is included in the line item Administrative expenses. The following table provides the amounts of IBRD’s pension service cost:

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2019				March 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$118	$31	$21	$170	$353	$93	$64	$510
Of which:
IBRD’s share [a]	$52	$14	$9	$75	$156	$41	$28	$225
IDA’s share	66	17	12	95	197	52	36	285

a. Included in Administrative expenses in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2018				March 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$114	$30	$20	$164	$342	$92	$59	$493
Of which:
IBRD’s share	$52	$14	$9	$75	$157	$42	$27	$226
IDA’s share	62	16	11	89	185	50	32	267

58 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2019				June 30, 2018
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	$292	$23	$10	$325	$339	$41	$12	$392
Derivative Transactions [a]
Receivable	3,643	-	-	3,643	4,284	-	-	4,284
Payable	(3,900)	-	-	(3,900)	(4,531)	-	-	(4,531)
Pension and Other Postretirement Benefits	(666)	(360)	(13)	(1,039)	(676)	(352)	(13)	(1,041)
Investments	-	(106)	-	(106)	-	(80)	-	(80)

	$(631)	$(443)	$(3)	$(1,077)	$(584)	$(391)	$(1)	$(976)

a. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31, 2019 and June 30, 2018 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2019, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2018), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2018). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2018).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2019, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $421 million and $1,291 million, respectively ($406 million and $1,264 million, respectively—three and nine months ended March 31, 2018).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 59

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three and nine months ended March 31, 2019, IBRD’s other revenue is net of revenue allocated to IDA of $77 million and $219 million ($67 million and $185 million—three and nine months ended March 31, 2018), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income.

This revenue also includes revenue from contracts with customers as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,		Description
	2019	2018	2019	2018
Trust fund fees	$17	$20	$68	$71	Administrative and trustee services for trust funds
Other	38	32	73	60	RAS and asset management services

	$55	$52	$141	$131

Of which:
IBRD’s share	$26	$25	$66	$64
IDA’s share	29	27	75	67

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional, and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

In millions of U.S. dollars
	March 31, 2019	June 30, 2018
Receivables	$23	$57
Contract liabilities	158	132

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2019	2018	2019	2018
Fees charged to IFC	$16	$16	$49	$47
Fees charged to MIGA	1	1	3	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

60 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, the cumulative effect of changes relating to instrument specific credit risk (own credit) and net income. These items are presented in the Condensed Statement of Comprehensive Income.

Effective July 1, 2018, IBRD adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities which affected the recognition and measurement of financial liabilities where the fair value option has been elected. The ASU requires the portion of the total change in fair value caused by changes in IBRD’s own credit risk (DVA on fair value option elected liabilities) to be presented separately in other comprehensive income. Previously these amounts were recognized in net income. Upon derecognition of a liability designated under the fair value option, the cumulative amount of DVA on fair value option elected liabilities will be reclassified from accumulated other comprehensive income to net income. Upon adoption of this ASU, a cumulative effect adjustment of $155 million was reclassified from retained earnings to accumulated other comprehensive loss, with no impact on the total equity.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

In millions of U.S. dollars
	Nine Months Ended March 31, 2019
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$-	$139	$(242)	$-		$(242)	$(103)

DVA on Fair Value option elected liabilities	-	155	155	396	4		400	555

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	-	(2,423)	-	65	[a]	65	(2,358)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	-	(136)	-	18	[a]	18	(118)

Other	(2)	-	(2)	-	1		1	(1)

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$154	$88		$242	$(2,025)

a. See Note H—Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 61

In millions of U.S. dollars
	Nine Months Ended March 31, 2018
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$440	$-		$440	$486

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	-	101	[a]	101	(3,156)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	-	18	[a]	18	(142)

Other	(5)	-	2		2	(3)

Total Accumulated Other Comprehensive Loss	$(3,376)	$440	$121		$561	$(2,815)

a. See Note H—Pension and Other Post Retirement Benefits.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

In millions of U.S. dollars
	March 31, 2019		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$809	$809	$619	$619
Investments-Trading (including Securities purchased under resale agreements)	74,990	74,990	72,569	72,569
Net loans outstanding	186,390	189,971	183,588	186,650
Derivative assets
Investments	35,883	35,883	38,015	38,015
Loans	4,856	4,856	4,999	4,999
Client operations	15,798	15,798	17,042	17,042
Borrowings	82,240	82,240	80,518	80,518
Others	624	624	1,142	1,142
Liabilities
Borrowings	216,723	216,731	208,009	208,019
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	247	247	122	122
Derivative liabilities
Investments	35,508	35,508	37,298	37,298
Loans	5,504	5,504	5,007	5,007
Client operations	15,830	15,830	17,069	17,069
Borrowings	83,772	83,772	86,161	86,161
Others	503	503	1,561	1,561

62 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED)

Valuation Methods and Assumptions

As of March 31, 2019 and June 30, 2018, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans and Other Exposures, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net:

In millions of U.S. dollars
	Three Months Ended March 31, 2019				Nine Months Ended March 31, 2019
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$145	$(15)	$130		$940	$(598)	$342

Non trading portfolios, net
Loans derivatives—Notes D and F	-	(531)	(531)		1	(763)	(762)
Equity management, net	-	266	266		-	580	580
Borrowings, including derivatives — Notes E and F	1	42	43	[b]	4	131	135	[b]
Other assets/liabilities derivatives	-	-	-		-	-	-
Client operations derivatives	-	(1)	(1)		-	12	12

Total	$1	$(224)	$(223)		$5	$(40)	$(35)

In millions of U.S. dollars
	Three Months Ended March 31, 2018				Nine Months Ended March 31, 2018
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(708)	$868	$160		$(1,046)	$1,407	$361

Non trading portfolios, net
Loans derivatives—Notes D and F	-	479	479		-	705	705
Equity management, net	-	(464)	(464)		-	(731)	(731)
Borrowings, including derivatives — Notes E and F	(1)	(301)	(302	) [b]	(1)	(281)	(282	) [b]
Other assets/liabilities derivatives	-	(1)	(1)		-	(2)	(2)
Client operations derivatives	-	1	1		-	(1)	(1)

Total	$(1)	$(286)	$(287)		$(1)	$(310)	$(311)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $2,230 million and $3,456 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and nine months ended March 31, 2019, respectively (unrealized mark-to-market losses of $1,786 million and $2,833 million—three and nine months ended March 31, 2018, respectively).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and nine months ended March 31, 2019, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2019 (UNAUDITED) 63

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of March 31, 2019, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2019, and of changes in retained earnings and cash flows for the nine-month period ended March 31, 2019 (the “interim financial information”). The condensed statements of income, and of comprehensive income, for the three-month and nine-month periods ended March 31, 2018, and condensed statements of changes in retained earnings, and cash flows for the nine-month period ended March 31, 2018, were reviewed by other auditors whose report dated May 7, 2018, stated that based on their review, they were not aware of any material modifications that should be made to those statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. The balance sheet of IBRD as of June 30, 2018, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows, for the year then ended (not presented herein), were audited by other auditors whose report dated August 9, 2018, expressed an unmodified opinion on those statements.

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim financial information as of March 31, 2019 and for the three-month and nine-month periods ended March 31, 2019, for it to be in accordance with accounting principles generally accepted in the United States of America.

May 13, 2019

64

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2019 through March 31 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0224AUD02.20	0000016346	AUD	1,300,000,000.00	929,565,000.00	20-Feb-19	27-Feb-19	27-Feb-24

	BOND/SELL AUD/IBRD/GDIF/1125AUD02.90	0000016439	AUD	200,000,000.00	141,990,000.00	27-Mar-19	3-Apr-19	26-Nov-25

Sub-total New Borrowings				1,500,000,000.00	1,071,555,000.00

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0122BRL05.80	0000016292	BRL	32,680,000.00	8,783,529.54	16-Jan-19	28-Jan-19	28-Jan-22

	BOND/SELL BRL/IBRD/GDIF/0224BRL06.75	0000016307	BRL	100,000,000.00	26,404,383.13	23-Jan-19	4-Feb-19	4-Feb-24

	BOND/SELL BRL/IBRD/GDIF/0324BRL05.50	0000016374	BRL	20,000,000.00	5,297,311.61	6-Mar-19	15-Mar-19	15-Mar-24

	BOND/SELL BRL/IBRD/GDIF/0324BRL05.40	0000016379	BRL	10,000,000.00	2,604,098.85	7-Mar-19	18-Mar-19	19-Mar-24

	BOND/SELL BRL/IBRD/GDIF/0323BRL05.85	0000016343	BRL	16,000,000.00	4,287,647.56	19-Feb-19	20-Mar-19	22-Mar-23

	BOND/SELL BRL/IBRD/GDIF/0523BRL05.60	0000016420	BRL	6,500,000.00	1,714,044.62	19-Mar-19	14-May-19	15-May-23

	BOND/SELL BRL/IBRD/GDIF/1221BRL00.00A	0000016289	BRL	15,000,000.00	4,053,177.69	11-Jan-19	22-Jan-19	20-Dec-21

	BOND/SELL BRL/IBRD/GDIF/0331BRLSTR	0000016338	BRL	373,600,000.00	99,330,001.06	14-Feb-19	1-Mar-19	7-Mar-31

	BOND/SELL BRL/IBRD/GDIF/0823BRL00.00	0000016367	BRL	10,000,000.00	2,648,655.81	5-Mar-19	12-Mar-19	24-Aug-23

	BOND/SELL BRL/IBRD/GDIF/1221BRL00.00A	0000016422	BRL	15,000,000.00	3,955,487.58	19-Mar-19	28-Mar-19	20-Dec-21

	BOND/SELL BRL/IBRD/GDIF/0424BRL00.00A	0000016426	BRL	30,000,000.00	7,917,342.94	20-Mar-19	17-Apr-19	17-Apr-24

Sub-total New Borrowings				628,780,000.00	166,995,680.39

Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/0122CAD02.20	0000016284	CAD	1,500,000,000.00	1,129,645,667.81	8-Jan-19	18-Jan-19	18-Jan-22

Sub-total New Borrowings				1,500,000,000.00	1,129,645,667.81

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Chilean Peso

	BOND/SELL CLP/IBRD/GDIF/0322CLP02.50	0000016363	CLP	10,000,000,000.00	15,108,478.88	4-Mar-19	11-Mar-19	3-Mar-22

Sub-total New Borrowings				10,000,000,000.00	15,108,478.88

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/1127EUR00.625	0000016438	EUR	250,000,000.00	281,950,000.00	27-Mar-19	3-Apr-19	22-Nov-27

Sub-total New Borrowings				250,000,000.00	281,950,000.00

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0923GBP01.25	0000016309	GBP	1,000,000,000.00	1,302,050,000.00	24-Jan-19	31-Jan-19	7-Sep-23

	BOND/SELL GBP/IBRD/GDIF/0323GBPSTR	0000016369	GBP	100,000,000.00	131,775,000.00	5-Mar-19	18-Mar-19	18-Mar-23

	BOND/SELL GBP/IBRD/GDIF/0424GBP01.071	0000016441	GBP	27,000,000.00	35,537,400.00	28-Mar-19	4-Apr-19	4-Apr-24

Sub-total New Borrowings				1,127,000,000.00	1,469,362,400.00

Indonesian Rupiah

	BOND/SELL IDR/IBRD/GDIF/0821IDR07.45	0000016290	IDR	220,000,000,000.00	15,663,937.34	11-Jan-19	28-Jan-19	20-Aug-21

	BOND/SELL IDR/IBRD/GDIF/0122IDR06.50	0000016281	IDR	5,950,000,000.00	422,285.31	7-Jan-19	29-Jan-19	31-Jan-22

	BOND/SELL IDR/IBRD/GDIF/0222IDR06.25	0000016315	IDR	60,000,000,000.00	4,299,534.22	4-Feb-19	11-Feb-19	11-Feb-22

	BOND/SELL IDR/IBRD/GDIF/1021IDR08.40	0000016321	IDR	500,000,000,000.00	35,784,576.85	7-Feb-19	14-Feb-19	12-Oct-21

	BOND/SELL IDR/IBRD/GDIF/0821IDR07.45	0000016332	IDR	700,000,000,000.00	49,795,482.84	13-Feb-19	27-Feb-19	20-Aug-21

	BOND/SELL IDR/IBRD/GDIF/0322IDR06.28	0000016314	IDR	7,350,000,000.00	527,259.68	1-Feb-19	28-Feb-19	1-Mar-22

	BOND/SELL IDR/IBRD/GDIF/0222IDR06.25	0000016377	IDR	60,000,000,000.00	4,243,281.47	7-Mar-19	15-Mar-19	11-Feb-22

	BOND/SELL IDR/IBRD/GDIF/0324IDR07.25	0000016383	IDR	500,000,000,000.00	34,940,600.98	8-Mar-19	15-Mar-19	15-Mar-24

	BOND/SELL IDR/IBRD/GDIF/0322IDR06.22	0000016359	IDR	14,800,000,000.00	1,052,257.38	28-Feb-19	28-Mar-19	29-Mar-22

	BOND/SELL IDR/IBRD/GDIF/0823IDR00.00	0000016348	IDR	20,800,000,000.00	1,481,481.48	20-Feb-19	27-Feb-19	25-Aug-23

	BOND/SELL IDR/IBRD/GDIF/0323IDR00.00	0000016370	IDR	100,000,000,000.00	7,082,152.97	5-Mar-19	14-Mar-19	14-Mar-23

	BOND/SELL IDR/IBRD/GDIF/0823IDR00.00	0000016424	IDR	40,000,000,000.00	2,819,880.16	20-Mar-19	29-Mar-19	25-Aug-23

Sub-total New Borrowings				2,228,900,000,000.00	158,112,730.68

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1223INR04.20	0000016280	INR	140,000,000.00	2,009,242.52	7-Jan-19	15-Jan-19	18-Dec-23

	BOND/SELL INR/IBRD/GDIF/0122INR05.83	0000016295	INR	979,200,000.00	13,784,268.87	17-Jan-19	28-Jan-19	28-Jan-22

	BOND/SELL INR/IBRD/GDIF/0122INR05.50	0000016282	INR	76,600,000.00	1,099,342.69	7-Jan-19	29-Jan-19	31-Jan-22

	BOND/SELL INR/IBRD/GDIF/0122INR05.40	0000016288	INR	156,000,000.00	2,214,116.41	11-Jan-19	30-Jan-19	28-Jan-22

	BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000016326	INR	300,000,000.00	4,207,308.09	8-Feb-19	15-Feb-19	22-Jul-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/GDIF/0223INR00.50	0000016279	INR	150,000,000.00	2,152,759.84	7-Jan-19	26-Feb-19	27-Feb-23

	BOND/SELL INR/IBRD/GDIF/0324INR05.88	0000016303	INR	252,500,000.00	3,535,622.27	22-Jan-19	27-Feb-19	12-Mar-24

	BOND/SELL INR/IBRD/GDIF/0222INR05.15	0000016325	INR	149,600,000.00	2,098,044.30	8-Feb-19	27-Feb-19	28-Feb-22

	BOND/SELL INR/IBRD/GDIF/0322INR05.38	0000016327	INR	91,900,000.00	1,289,109.90	1-Feb-19	28-Feb-19	1-Mar-22

	BOND/SELL INR/IBRD/GDIF/0823INR05.00A	0000016385	INR	160,000,000.00	2,280,826.80	8-Mar-19	15-Mar-19	7-Aug-23

	BOND/SELL INR/IBRD/GDIF/0424INR05.71	0000016342	INR	201,000,000.00	2,808,851.38	19-Feb-19	28-Mar-19	4-Apr-24

	BOND/SELL INR/IBRD/GDIF/0322INR05.35	0000016371	INR	226,200,000.00	3,209,580.50	5-Mar-19	28-Mar-19	28-Mar-22

	BOND/SELL INR/IBRD/GDIF/0423INR05.43	0000016337	INR	150,000,000.00	2,104,067.16	15-Feb-19	10-Apr-19	11-Apr-23

	BOND/SELL INR/IBRD/GDIF/0523INR05.00	0000016421	INR	110,000,000.00	1,593,625.50	19-Mar-19	14-May-19	15-May-23

	BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000016328	INR	220,000,000.00	3,110,573.83	12-Feb-19	21-Feb-19	11-May-23

	BOND/SELL INR/IBRD/GDIF/0823INR00.00	0000016358	INR	200,000,000.00	2,826,895.08	28-Feb-19	7-Mar-19	24-Aug-23

	BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000016442	INR	200,000,000.00	2,892,054.08	28-Mar-19	5-Apr-19	11-May-23

Sub-total New Borrowings				3,763,000,000.00	53,216,289.22

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/0122JPYSTR04	0000016299	JPY	1,052,000,000.00	9,662,013.23	17-Jan-19	24-Jan-19	25-Jan-22

	BOND/SELL JPY/IBRD/GDIF/0122JPYSTR03	0000016287	JPY	278,000,000.00	2,566,706.68	11-Jan-19	30-Jan-19	28-Jan-22

	BOND/SELL JPY/IBRD/GDIF/0222JPYSTR03	0000016324	JPY	970,000,000.00	8,832,233.10	8-Feb-19	19-Feb-19	18-Feb-22

	BOND/SELL JPY/IBRD/GDIF/0221JPYSTR09	0000016339	JPY	8,354,000,000.00	75,660,009.96	15-Feb-19	25-Feb-19	10-Feb-21

	BOND/SELL JPY/IBRD/GDIF/0221JPYSTR10	0000016340	JPY	1,909,000,000.00	17,289,317.57	15-Feb-19	25-Feb-19	10-Feb-21

	BOND/SELL JPY/IBRD/GDIF/0321JPYSTR19	0000016415	JPY	603,000,000.00	5,409,041.98	18-Mar-19	27-Mar-19	26-Mar-21

	BOND/SELL JPY/IBRD/GDIF/0920JPYSTR13	0000016416	JPY	905,000,000.00	8,118,048.08	18-Mar-19	27-Mar-19	15-Sep-20

	BOND/SELL JPY/IBRD/GDIF/0322JPYSTR14	0000016372	JPY	182,000,000.00	1,625,507.97	5-Mar-19	28-Mar-19	29-Mar-22

	BOND/SELL JPY/IBRD/GDIF/0322JPYSTR15	0000016382	JPY	500,000,000.00	4,497,413.99	8-Mar-19	28-Mar-19	29-Mar-22

Sub-total New Borrowings				14,753,000,000.00	133,660,292.56

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/0221KZT09.00	0000016344	KZT	3,775,000,000.00	9,993,910.99	19-Feb-19	26-Feb-19	26-Feb-21

	BOND/SELL KZT/IBRD/GDIF/0221KZT09.00	0000016357	KZT	10,835,000,000.00	28,680,713.64	26-Feb-19	5-Mar-19	26-Feb-21

	BOND/SELL KZT/IBRD/GDIF/0221KZT09.00	0000016368	KZT	3,500,000,000.00	9,267,104.43	5-Mar-19	12-Mar-19	26-Feb-21

Sub-total New Borrowings				18,110,000,000.00	47,941,729.06

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016312	MXN	50,000,000.00	2,615,165.34	31-Jan-19	8-Feb-19	11-Sep-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL MXN/IBRD/GDIF/0224MXN05.20	0000016318	MXN	40,000,000.00	2,091,880.63	6-Feb-19	15-Feb-19	15-Feb-24

	BOND/SELL MXN/IBRD/GDIF/0123MXN07.00	0000016360	MXN	1,000,000,000.00	52,149,878.75	28-Feb-19	7-Mar-19	24-Jan-23

	BOND/SELL MXN/IBRD/GDIF/0322MXN07.55	0000016341	MXN	700,000,000.00	36,261,538.94	15-Feb-19	28-Mar-19	28-Mar-22

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016436	MXN	100,000,000.00	5,186,668.19	27-Mar-19	4-Apr-19	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0422MXN07.16	0000016408	MXN	1,240,000,000.00	64,353,070.00	15-Mar-19	25-Apr-19	25-Apr-22

	BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016304	MXN	100,000,000.00	5,202,615.88	22-Jan-19	30-Jan-19	10-Jul-24

	BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000016306	MXN	200,000,000.00	10,478,336.04	23-Jan-19	30-Jan-19	13-Mar-27

	BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016311	MXN	100,000,000.00	5,224,250.97	30-Jan-19	7-Feb-19	10-Jul-24

	BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016349	MXN	150,000,000.00	7,817,467.35	21-Feb-19	1-Mar-19	10-Jul-24

	BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000016386	MXN	275,000,000.00	14,117,514.19	11-Mar-19	19-Mar-19	19-Sep-22

Sub-total New Borrowings				3,955,000,000.00	205,498,386.28

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/0124NZD02.50	0000016293	NZD	400,000,000.00	270,480,000.00	16-Jan-19	24-Jan-19	24-Jan-24

	BOND/SELL NZD/IBRD/GDIF/0124NZD02.50	0000016373	NZD	450,000,000.00	305,797,500.00	5-Mar-19	18-Mar-19	24-Jan-24

Sub-total New Borrowings				850,000,000.00	576,277,500.00

Peruvian Soles

	BOND/SELL PEN/IBRD/GDIF/0621PEN03.75	0000016291	PEN	23,000,000.00	6,880,356.62	15-Jan-19	23-Jan-19	25-Jun-21

	BOND/SELL PEN/IBRD/GDIF/0621PEN03.75	0000016365	PEN	50,000,000.00	15,110,305.00	4-Mar-19	11-Mar-19	25-Jun-21

Sub-total New Borrowings				73,000,000.00	21,990,661.62

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/1221PLN01.625	0000016285	PLN	100,000,000.00	26,644,995.40	9-Jan-19	16-Jan-19	30-Dec-21

Sub-total New Borrowings				100,000,000.00	26,644,995.40

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/1122RUB06.75	0000016322	RUB	1,000,000,000.00	15,130,767.66	7-Feb-19	14-Feb-19	14-Nov-22

	BOND/SELL RUB/IBRD/GDIF/0322RUB06.75	0000016445	RUB	205,000,000.00	3,170,233.82	29-Mar-19	5-Apr-19	28-Mar-22

	BOND/SELL RUB/IBRD/GDIF/0323RUB00.00	0000016431	RUB	150,000,000.00	2,333,359.26	22-Mar-19	29-Mar-19	27-Mar-23

Sub-total New Borrowings				1,355,000,000.00	20,634,360.74

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0220USDSTR04	0000016278	USD	74,000,000.00	74,000,000.00	4-Jan-19	9-Jan-19	10-Feb-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/0124USDSTR02	0000016283	USD	150,000,000.00	150,000,000.00	8-Jan-19	25-Jan-19	25-Jan-24

	BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000016301	USD	200,000,000.00	200,000,000.00	18-Jan-19	28-Jan-19	17-Dec-21

	BOND/SELL USD/IBRD/GDIF/0126USDSTR	0000016296	USD	100,000,000.00	100,000,000.00	17-Jan-19	30-Jan-19	30-Jan-26

	BOND/SELL USD/IBRD/GDIF/0121USDSTR04	0000016308	USD	100,000,000.00	100,000,000.00	23-Jan-19	31-Jan-19	29-Jan-21

	BOND/SELL USD/IBRD/GDIF/0221USDSTR07	0000016297	USD	25,000,000.00	25,000,000.00	17-Jan-19	5-Feb-19	5-Feb-21

	BOND/SELL USD/IBRD/GDIF/0222USDSTR06	0000016316	USD	300,000,000.00	300,000,000.00	4-Feb-19	11-Feb-19	11-Feb-22

	BOND/SELL USD/IBRD/GDIF/0428USDSTR02	0000016317	USD	5,000,000.00	5,000,000.00	5-Feb-19	12-Feb-19	5-Apr-28

	BOND/SELL USD/IBRD/GDIF/0224USDSTR01	0000016319	USD	3,000,000.00	3,000,000.00	6-Feb-19	15-Feb-19	15-Feb-24

	BOND/SELL USD/IBRD/GDIF/0226USDSTR03	0000016330	USD	5,000,000.00	5,000,000.00	13-Feb-19	25-Feb-19	25-Feb-26

	BOND/SELL USD/IBRD/GDIF/0224USDSTR03	0000016336	USD	3,980,000.00	3,980,000.00	15-Feb-19	25-Feb-19	13-Feb-24

	BOND/SELL USD/IBRD/GDIF/0226USDSTR02	0000016323	USD	100,000,000.00	100,000,000.00	7-Feb-19	27-Feb-19	27-Feb-26

	BOND/SELL USD/IBRD/GDIF/0224USDSTR02	0000016329	USD	10,000,000.00	10,000,000.00	12-Feb-19	27-Feb-19	27-Feb-24

	BOND/SELL USD/IBRD/GDIF/0224USDSTR04	0000016354	USD	1,665,000.00	1,665,000.00	22-Feb-19	28-Feb-19	15-Feb-24

	BOND/SELL USD/IBRD/GDIF/0322USDSTR08	0000016353	USD	300,000,000.00	300,000,000.00	22-Feb-19	4-Mar-19	4-Mar-22

	BOND/SELL USD/IBRD/GDIF/0323USDSTR02	0000016331	USD	25,000,000.00	25,000,000.00	13-Feb-19	6-Mar-19	6-Mar-23

	BOND/SELL USD/IBRD/GDIF/0326USDSTR03	0000016347	USD	100,000,000.00	100,000,000.00	20-Feb-19	6-Mar-19	6-Mar-26

	BOND/SELL USD/IBRD/GDIF/0322USD02.53	0000016361	USD	4,000,000.00	4,000,000.00	28-Feb-19	11-Mar-19	11-Mar-22

	BOND/SELL USD/IBRD/GDIF/0324USDSTR01	0000016364	USD	25,000,000.00	25,000,000.00	4-Mar-19	11-Mar-19	11-Mar-24

	BOND/SELL USD/IBRD/GDIF/0929USD02.7785	0000016375	USD	50,000,000.00	50,000,000.00	6-Mar-19	13-Mar-19	13-Sep-29

	BOND/SELL USD/IBRD/GDIF/0920USDFRN	0000016378	USD	30,000,000.00	30,000,000.00	7-Mar-19	14-Mar-19	14-Sep-20

	BOND/SELL USD/IBRD/GDIF/0326USDSTR04	0000016362	USD	100,000,000.00	100,000,000.00	1-Mar-19	18-Mar-19	18-Mar-26

	BOND/SELL USD/IBRD/GDIF/0324USD02.50	0000016400	USD	4,500,000,000.00	4,500,000,000.00	12-Mar-19	19-Mar-19	19-Mar-24

	BOND/SELL USD/IBRD/GDIF/0327USDSTR04	0000016411	USD	3,125,000.00	3,125,000.00	15-Mar-19	20-Mar-19	20-Mar-27

	BOND/SELL USD/IBRD/GDIF/0324USDSTR02	0000016412	USD	3,902,000.00	3,902,000.00	15-Mar-19	22-Mar-19	15-Mar-24

	BOND/SELL USD/IBRD/GDIF/0326USDSTR05	0000016404	USD	100,000,000.00	100,000,000.00	14-Mar-19	25-Mar-19	25-Mar-26

	BOND/SELL USD/IBRD/GDIF/0324USDSTR03	0000016417	USD	65,000,000.00	65,000,000.00	18-Mar-19	26-Mar-19	26-Mar-24

	BOND/SELL USD/IBRD/GDIF/0722USD02.432	0000016423	USD	300,000,000.00	300,000,000.00	19-Mar-19	28-Mar-19	22-Jul-22

	BOND/SELL USD/IBRD/GDIF/0423USDSTR04	0000016434	USD	300,000,000.00	300,000,000.00	25-Mar-19	29-Mar-19	7-Apr-23

	BOND/SELL USD/IBRD/GDIF/0429USDSTR02	0000016437	USD	100,000,000.00	100,000,000.00	27-Mar-19	5-Apr-19	5-Apr-29

	BOND/SELL USD/IBRD/GDIF/0426USDSTR03	0000016444	USD	150,000,000.00	150,000,000.00	28-Mar-19	16-Apr-19	16-Apr-26

	BOND/SELL USD/IBRD/GDIF/0329USDSTR	0000016405	USD	35,000,000.00	35,000,000.00	14-Mar-19	28-Mar-19	28-Mar-29

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB20	0010398178	USD	10,600,000.00	10,600,000.00	28-Jan-19	29-Jan-19	14-Feb-20

Sub-total New Borrowings				7,279,272,000.00	7,279,272,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/0124ZAR07.89	0000016286	ZAR	300,000,000.00	21,585,218.44	10-Jan-19	17-Jan-19	17-Jan-24

	BOND/SELL ZAR/IBRD/GDIF/0623ZAR07.00	0000016298	ZAR	250,000,000.00	18,230,344.04	17-Jan-19	28-Jan-19	7-Jun-23

	BOND/SELL ZAR/IBRD/GDIF/0523ZAR07.50	0000016310	ZAR	300,000,000.00	21,987,928.63	28-Jan-19	5-Feb-19	17-May-23

	BOND/SELL ZAR/IBRD/GDIF/0224ZAR06.23	0000016345	ZAR	50,000,000.00	3,526,590.49	19-Feb-19	26-Feb-19	26-Feb-24

	BOND/SELL ZAR/IBRD/GDIF/0222ZAR07.125	0000016352	ZAR	250,000,000.00	17,843,123.26	22-Feb-19	1-Mar-19	18-Feb-22

	BOND/SELL ZAR/IBRD/GDIF/0823ZAR00.00	0000016305	ZAR	60,000,000.00	4,335,338.43	23-Jan-19	31-Jan-19	2-Aug-23

	BOND/SELL ZAR/IBRD/GDIF/0823ZAR00.00	0000016351	ZAR	100,000,000.00	7,137,249.30	22-Feb-19	4-Mar-19	2-Aug-23

Sub-total New Borrowings				1,310,000,000.00	94,645,792.60

Total New Borrowings					12,752,511,965.23

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0319AUD00.50	0000011237	AUD	(7,200,000.00)	(5,111,640.00)	21-Feb-12	29-Mar-12	27-Mar-19

	BOND/SELL AUD/IBRD/GDIF/0119AUD03.75	0000012824	AUD	(500,000,000.00)	(356,975,000.00)	15-Jan-14	23-Jan-14	23-Jan-19

	BOND/SELL AUD/IBRD/GDIF/0219AUD03.20	0000012840	AUD	(13,000,000.00)	(9,268,350.00)	24-Jan-14	6-Feb-14	6-Feb-19

	BOND/SELL AUD/IBRD/GDIF/0119AUD03.75	0000013091	AUD	(1,000,000,000.00)	(713,950,000.00)	17-Jun-14	24-Jun-14	23-Jan-19

Sub-total Maturing Borrowings				(1,520,200,000.00)	(1,085,304,990.00)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0119BRL10.70	0000014271	BRL	(18,970,000.00)	(5,071,378.92)	5-Jan-16	28-Jan-16	29-Jan-19

	BOND/SELL BRL/IBRD/GDIF/0219BRL08.74	0000014306	BRL	(10,780,000.00)	(2,884,165.18)	26-Jan-16	10-Feb-16	12-Feb-19

	BOND/SELL BRL/IBRD/GDIF/0219BRL10.10	0000014314	BRL	(1,200,000.00)	(320,568.47)	28-Jan-16	26-Feb-16	28-Feb-19

	BOND/SELL BRL/IBRD/GDIF/0219BRL10.05	0000014353	BRL	(6,500,000.00)	(1,736,412.57)	17-Feb-16	26-Feb-16	28-Feb-19

	BOND/SELL BRL/IBRD/GDIF/0319BRL10.60	0000014296	BRL	(2,926,000.00)	(779,892.32)	15-Jan-16	29-Feb-16	1-Mar-19

	BOND/SELL BRL/IBRD/GDIF/0319BRL09.80	0000014360	BRL	(11,740,000.00)	(3,009,253.33)	19-Feb-16	30-Mar-16	29-Mar-19

	BOND/SELL BRL/IBRD/GDIF/0219BRL10.10	0000014404	BRL	(12,000,000.00)	(3,205,684.75)	14-Mar-16	31-Mar-16	28-Feb-19

Sub-total Maturing Borrowings				(64,116,000.00)	(17,007,355.55)

Euro Currency

	BOND/SELL EUR/IBRD/MLT/0219EURSTR	0000001128	EUR	(92,426,000.00)	(105,564,355.90)	13-Jan-99	5-Feb-99	5-Feb-19

	BOND/SELL EUR/IBRD/GDIF/0219EURSTR02	0000001143	EUR	(35,361,000.00)	(40,064,013.00)	25-Jan-99	18-Feb-99	18-Feb-19

	BOND/SELL EUR/IBRD/GDIF/0219EURSTR02	0000003524	EUR	(25,000,000.00)	(28,325,000.00)	10-Feb-99	18-Feb-99	18-Feb-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL EUR/IBRD/GDIF/0119EUR01.185	0000011159	EUR	(50,000,000.00)	(57,035,000.00)	18-Jan-12	27-Jan-12	28-Jan-19

	BOND/SELL EUR/IBRD/GDIF/0119EUR00.38	0000011867	EUR	(20,000,000.00)	(23,063,000.00)	12-Dec-12	11-Jan-13	11-Jan-19

	BOND/SELL EUR/IBRD/GDIF/0219EUR00.616	0000011951	EUR	(22,000,000.00)	(24,945,800.00)	24-Jan-13	8-Feb-13	8-Feb-19

Sub-total Maturing Borrowings				(244,787,000.00)	(278,997,168.90)

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0319GBPSTR	0000012916	GBP	(100,000,000.00)	(132,540,000.00)	3-Mar-14	17-Mar-14	18-Mar-19

Sub-total Maturing Borrowings				(100,000,000.00)	(132,540,000.00)

Japanese Yen	BOND/SELL GBP/IBRD/GDIF/0119JPYSTR	0000015416	JPY	(5,513,000,000.00)	(50,246,080.93)	19-Jul-17	27-Jul-17	24-Jan-19

				(5,513,000,000.00)	(50,246,080.93)

Hong Kong Dollar

	BOND/SELL HKD/IBRD/GDIF/0119HKD01.25	0000014518	HKD	(500,000,000.00)	(63,744,207.25)	10-May-16	17-May-16	17-Jan-19

Sub-total Maturing Borrowings				(500,000,000.00)	(63,744,207.25)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/0219INR05.66	0000013989	INR	(1,100,000,000.00)	(15,423,984.30)	22-Jul-15	26-Aug-15	27-Feb-19

	BOND/SELL INR/IBRD/GDIF/0119INR05.35	0000014277	INR	(165,000,000.00)	(2,319,402.86)	6-Jan-16	28-Jan-16	29-Jan-19

	BOND/SELL INR/IBRD/GDIF/0219INR05.25	0000014259	INR	(67,000,000.00)	(932,998.20)	18-Dec-15	2-Feb-16	4-Feb-19

	BOND/SELL INR/IBRD/GDIF/0219INR05.35	0000014302	INR	(300,000,000.00)	(4,223,894.57)	21-Jan-16	25-Feb-16	26-Feb-19

	BOND/SELL INR/IBRD/GDIF/0319INR05.30	0000014318	INR	(166,000,000.00)	(2,341,936.89)	29-Jan-16	3-Mar-16	4-Mar-19

	BOND/SELL INR/IBRD/GDIF/0319INR05.30A	0000014339	INR	(230,000,000.00)	(3,320,101.05)	9-Feb-16	29-Mar-16	29-Mar-19

	BOND/SELL INR/IBRD/GDIF/0319INR05.00	0000014349	INR	(170,000,000.00)	(2,453,987.73)	12-Feb-16	29-Mar-16	29-Mar-19

Sub-total Maturing Borrowings				(2,198,000,000.00)	(31,016,305.59)

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/0219MXN00.50	0000011991	MXN	(50,000,000.00)	(2,607,493.94)	1-Feb-13	27-Feb-13	28-Feb-19

	BOND/SELL MXN/IBRD/GDIF/0119MXN03.70	0000012789	MXN	(300,000,000.00)	(15,769,637.14)	19-Dec-13	16-Jan-14	16-Jan-19

	BOND/SELL MXN/IBRD/GDIF/0219MXN04.00	0000012830	MXN	(150,000,000.00)	(7,785,251.62)	21-Jan-14	12-Feb-14	12-Feb-19

	BOND/SELL MXN/IBRD/GDIF/0319MXN03.60	0000012885	MXN	(128,580,000.00)	(6,600,836.27)	14-Feb-14	11-Mar-14	11-Mar-19

Sub-total Maturing Borrowings				(628,580,000.00)	(32,763,218.97)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/0219NZD04.625	0000012889	NZD	(550,000,000.00)	(378,235,000.00)	19-Feb-14	26-Feb-14	26-Feb-19

	BOND/SELL NZD/IBRD/GDIF/0219NZD04.625	0000013083	NZD	(800,000,000.00)	(550,160,000.00)	13-Jun-14	23-Jun-14	26-Feb-19

Sub-total Maturing Borrowings				(1,350,000,000.00)	(928,395,000.00)

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/0119PLN03.25	0000011179	PLN	(39,569,000.00)	(10,637,542.85)	24-Jan-12	31-Jan-12	31-Jan-19

	BOND/SELL PLN/IBRD/GDIF/0119PLN03.25	0000013318	PLN	(25,000,000.00)	(6,720,881.78)	3-Oct-14	14-Oct-14	31-Jan-19

Sub-total Maturing Borrowings				(64,569,000.00)	(17,358,424.63)

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000013609	RUB	(2,000,000,000.00)	(30,405,764.93)	18-Feb-15	5-Mar-15	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000013665	RUB	(250,000,000.00)	(3,800,720.62)	6-Mar-15	16-Mar-15	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014090	RUB	(500,000,000.00)	(7,601,441.23)	16-Sep-15	28-Sep-15	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014287	RUB	(1,250,000,000.00)	(19,003,603.08)	12-Jan-16	21-Jan-16	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014352	RUB	(500,000,000.00)	(7,601,441.23)	17-Feb-16	24-Feb-16	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014662	RUB	(500,000,000.00)	(7,601,441.23)	15-Jul-16	26-Jul-16	5-Mar-19

	BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014994	RUB	(250,000,000.00)	(3,800,720.62)	1-Dec-16	8-Dec-16	5-Mar-19

Sub-total Maturing Borrowings				(5,250,000,000.00)	(79,815,132.95)

Saudi Arabian Riyals

	BOND/SELL SAR/IBRD/GDIF/0119SARFRN	0000014356	SAR	(375,000,000.00)	(99,965,345.35)	18-Feb-16	2-Mar-16	2-Jan-19

Sub-total Maturing Borrowings				(375,000,000.00)	(99,965,345.35)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0119TRY08.72	0000014199	TRY	(11,200,000.00)	(2,090,488.28)	13-Nov-15	19-Jan-16	18-Jan-19

Sub-total Maturing Borrowings				(11,200,000.00)	(2,090,488.28)

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0119USD00.797	0000011861	USD	(38,000,000.00)	(38,000,000.00)	10-Dec-12	7-Jan-13	7-Jan-19

	BOND/SELL USD/IBRD/GDIF/0319USD01.875	0000012814	USD	(4,000,000,000.00)	(4,000,000,000.00)	9-Jan-14	16-Jan-14	15-Mar-19

	BOND/SELL USD/IBRD/GDIF/0119USD01.35	0000013496	USD	(10,000,000.00)	(10,000,000.00)	7-Jan-15	16-Jan-15	16-Jan-19

	BOND/SELL USD/IBRD/GDIF/0319USD01.875	0000014013	USD	(100,000,000.00)	(100,000,000.00)	5-Aug-15	12-Aug-15	15-Mar-19

	BOND/SELL USD/IBRD/GDIF/0219USDSTR02	0000014342	USD	(250,000,000.00)	(250,000,000.00)	9-Feb-16	26-Feb-16	26-Feb-19

	BOND/SELL USD/IBRD/GDIF/0119USD01.04	0000014366	USD	(15,000,000.00)	(15,000,000.00)	23-Feb-16	2-Mar-16	2-Jan-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/0119USD01.26	0000014393	USD	(10,000,000.00)	(10,000,000.00)	10-Mar-16	18-Mar-16	22-Jan-19

	BOND/SELL USD/IBRD/GDIF/0119USD01.17	0000014421	USD	(45,000,000.00)	(45,000,000.00)	18-Mar-16	29-Mar-16	29-Jan-19

	BOND/SELL USD/IBRD/GDIF/0119USD01.00	0000014460	USD	(10,000,000.00)	(10,000,000.00)	8-Apr-16	18-Apr-16	18-Jan-19

	BOND/SELL USD/IBRD/GDIF/0119USDFRN	0000015047	USD	(50,000,000.00)	(50,000,000.00)	4-Jan-17	11-Jan-17	11-Jan-19

	BOND/SELL USD/IBRD/GDIF/0119USD01.35A	0000015057	USD	(50,000,000.00)	(50,000,000.00)	10-Jan-17	30-Jan-17	30-Jan-19

	BOND/SELL USD/IBRD/GDIF/0219USDFRN	0000015129	USD	(300,000,000.00)	(300,000,000.00)	21-Feb-17	28-Feb-17	28-Feb-19

	BOND/SELL USD/IBRD/GDIF/0319USDFRN	0000015171	USD	(200,000,000.00)	(200,000,000.00)	9-Mar-17	20-Mar-17	20-Mar-19

	BOND/SELL USD/IBRD/GDIF/0219USD01.4084	0000015468	USD	(168,000.00)	(168,000.00)	16-Aug-17	30-Aug-17	15-Feb-19

	BOND/SELL USD/IBRD/GDIF/0219USD01.4024	0000015471	USD	(5,276,000.00)	(5,276,000.00)	16-Aug-17	30-Aug-17	1-Feb-19

	BOND/SELL USD/IBRD/GDIF/0319USD01.4124	0000015475	USD	(8,566,000.00)	(8,566,000.00)	16-Aug-17	30-Aug-17	15-Mar-19

	BOND/SELL USD/IBRD/GDIF/0219USD01.55	0000015600	USD	(25,000,000.00)	(25,000,000.00)	17-Oct-17	24-Oct-17	27-Feb-19

	BOND/SELL USD/IBRD/GDIF/0119USD00.00	0000015707	USD	(200,000,000.00)	(200,000,000.00)	8-Dec-17	18-Dec-17	18-Jan-19

	BOND/SELL USD/IBRD/GDIF/0219USDFRNA	0000015740	USD	(200,000,000.00)	(200,000,000.00)	21-Dec-17	9-Jan-18	8-Feb-19

	BOND/SELL USD/IBRD/GDIF/0219USDFRNB	0000015792	USD	(25,000,000.00)	(25,000,000.00)	22-Jan-18	29-Jan-18	28-Feb-19

	BOND/SELL USD/IBRD/GDIF/0319USDFRN01	0000015832	USD	(100,000,000.00)	(100,000,000.00)	12-Feb-18	20-Feb-18	20-Mar-19

	BOND/SELL USD/IBRD/GDIF/0319USDFRN02	0000015852	USD	(225,000,000.00)	(225,000,000.00)	23-Feb-18	2-Mar-18	26-Mar-19

	BOND/SELL USD/IBRD/GDIF/0219USDSTR	0000012017	USD	(5,000,000.00)	(5,000,000.00)	8-Feb-13	26-Feb-13	25-Feb-19

Sub-total Maturing Borrowings				(5,872,010,000.00)	(5,872,010,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/0119ZAR00.50	0000011148	ZAR	(74,000,000.00)	(5,408,486.94)	12-Jan-12	30-Jan-12	25-Jan-19

	BOND/SELL ZAR/IBRD/GDIF/0219ZAR00.50	0000011164	ZAR	(330,840,000.00)	(23,859,800.95)	20-Jan-12	28-Feb-12	25-Feb-19

	BOND/SELL ZAR/IBRD/GDIF/0319ZAR00.50	0000011235	ZAR	(321,750,000.00)	(21,921,308.12)	17-Feb-12	27-Mar-12	28-Mar-19

	BOND/SELL ZAR/IBRD/GDIF/0119ZAR08.25	0000014507	ZAR	(200,000,000.00)	(14,475,760.34)	3-May-16	11-May-16	11-Jan-19

Sub-total Maturing Borrowings				(926,590,000.00)	(65,665,356.36)

Total Maturing Borrowings					(8,756,919,074.74)

Early Retirement

Australian Dollar

	BOND/BUY AUD/IBRD/GDIF/1126AUD00.00	0000016302	AUD	(50,000,000.00)	(35,587,500.00)	18-Jan-19	25-Jan-19	16-Nov-26

Sub-total Early Retirement				(50,000,000.00)	(35,587,500.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Brazilian Real

	BOND/BUY BRL/IBRD/GDIF/0121BRL06.65	0000016320	BRL	(6,030,000.00)	(1,603,211.74)	7-Feb-19	14-Feb-19	27-Jan-21

	BOND/BUY BRL/IBRD/GDIF/1119BRL07.36	0000016428	BRL	(11,500,000.00)	(2,879,318.98)	21-Mar-19	28-Mar-19	13-Nov-19

Sub-total Early Retirement				(17,530,000.00)	(4,482,530.72)

Indian Rupees

	BOND/BUY INR/IBRD/GDIF/0520INR05.75	0000016294	INR	(248,500,000.00)	(3,498,472.50)	16-Jan-19	24-Jan-19	8-May-20

	BOND/BUY INR/IBRD/GDIF/1019INR05.75	0000016300	INR	(1,399,350,000.00)	(19,679,773.86)	17-Jan-19	25-Jan-19	28-Oct-19

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016406	INR	(300,000,000.00)	(4,375,410.19)	14-Mar-19	21-Mar-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/1021INR04.70	0000016413	INR	(340,000,000.00)	(4,931,467.11)	15-Mar-19	22-Mar-19	13-Oct-21

Sub-total Early Retirement				(2,287,850,000.00)	(32,485,123.66)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/0221JPYSTR10	0000016355	JPY	(2,000,000.00)	(17,876.30)	25-Feb-19	4-Mar-19	10-Feb-21

	BOND/BUY JPY/IBRD/GDIF/0221JPYSTR09	0000016356	JPY	(7,000,000.00)	(62,567.04)	25-Feb-19	4-Mar-19	10-Feb-21

	BOND/BUY JPY/IBRD/GDIF/1221JPYSTR04	0000016366	JPY	(361,000,000.00)	(3,231,437.14)	4-Mar-19	15-Mar-19	15-Dec-21

	BOND/BUY JPY/IBRD/GDIF/1221JPYSTR03	0000016384	JPY	(500,000,000.00)	(4,526,320.55)	8-Mar-19	22-Mar-19	21-Dec-21

Sub-total Early Retirement				(870,000,000.00)	(7,838,201.03)

Russian Rouble

	BOND/BUY RUB/IBRD/GDIF/0121RUB05.43	0000016333	RUB	(600,000,000.00)	(9,151,398.45)	14-Feb-19	22-Feb-19	20-Jan-21

	BOND/BUY RUB/IBRD/GDIF/0121RUB05.43	0000016334	RUB	(149,700,000.00)	(2,283,273.91)	14-Feb-19	22-Feb-19	20-Jan-21

Sub-total Early Retirement				(749,700,000.00)	(11,434,672.36)

United States Dollar

	BOND/BUY USD/IBRD/GDIF/0320USDSTR08	0000016275	USD	(75,000,000.00)	(75,000,000.00)	26-Dec-18	16-Jan-19	17-Mar-20

	BOND/BUY USD/IBRD/GDIF/0723USDSTR04	0000016277	USD	(25,000,000.00)	(25,000,000.00)	3-Jan-19	24-Jan-19	24-Jul-23

	BOND/BUY USD/IBRD/GDIF/0921USDSTR04	0000016350	USD	(300,000,000.00)	(300,000,000.00)	21-Feb-19	13-Mar-19	13-Sep-21

	BOND/BUY USD/IBRD/GDIF/0321USDSTR05	0000016376	USD	(25,000,000.00)	(25,000,000.00)	6-Mar-19	26-Mar-19	26-Mar-21

	BOND/BUY USD/IBRD/GDIF/0921USDSTR05	0000016380	USD	(300,000,000.00)	(300,000,000.00)	7-Mar-19	28-Mar-19	28-Sep-21

	BOND/BUY USD/IBRD/GDIF/1220USDSTR03	0000016381	USD	(300,000,000.00)	(300,000,000.00)	7-Mar-19	28-Mar-19	28-Dec-20

	BOND/BUY USD/IBRD/GDIF/0530USDSTR	0000016418	USD	(11,934,000.00)	(11,934,000.00)	18-Mar-19	26-Mar-19	1-May-30

Sub-total Early Retirement				(1,036,934,000.00)	(1,036,934,000.00)

Total Early Retirement					(1,128,762,027.77)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2019 through March 31 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010396836	USD	90,000,000.00	90,000,000.00	3-Jan-19	3-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396837	USD	160,000,000.00	160,000,000.00	3-Jan-19	3-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010396840	USD	100,000,000.00	100,000,000.00	3-Jan-19	3-Jan-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB19	0010396843	USD	30,000,000.00	30,000,000.00	3-Jan-19	3-Jan-19	28-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396871	USD	50,000,000.00	50,000,000.00	3-Jan-19	3-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396859	USD	100,000,000.00	100,000,000.00	3-Jan-19	4-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396872	USD	200,000,000.00	200,000,000.00	3-Jan-19	4-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS2MAY19	0010396873	USD	200,000,000.00	200,000,000.00	3-Jan-19	4-Jan-19	2-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396875	USD	10,000,000.00	10,000,000.00	3-Jan-19	4-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010396906	USD	15,000,000.00	15,000,000.00	4-Jan-19	4-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS20FEB19	0010396911	USD	25,000,000.00	25,000,000.00	4-Jan-19	4-Jan-19	20-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396919	USD	45,000,000.00	45,000,000.00	4-Jan-19	4-Jan-19	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010396922	USD	132,000,000.00	132,000,000.00	4-Jan-19	4-Jan-19	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396923	USD	50,000,000.00	50,000,000.00	4-Jan-19	4-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010396924	USD	25,000,000.00	25,000,000.00	4-Jan-19	4-Jan-19	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS5APR19	0010396904	USD	100,000,000.00	100,000,000.00	4-Jan-19	7-Jan-19	5-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS2APR19	0010396905	USD	200,000,000.00	200,000,000.00	4-Jan-19	7-Jan-19	2-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010396931	USD	100,000,000.00	100,000,000.00	4-Jan-19	7-Jan-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS19FEB19	0010396934	USD	1,500,000.00	1,500,000.00	4-Jan-19	7-Jan-19	19-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010396958	USD	1,000,000.00	1,000,000.00	7-Jan-19	7-Jan-19	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396964	USD	130,000,000.00	130,000,000.00	7-Jan-19	7-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010396965	USD	130,000,000.00	130,000,000.00	7-Jan-19	7-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010396966	USD	75,000,000.00	75,000,000.00	7-Jan-19	7-Jan-19	21-Feb-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS8APR19	0010396971	USD	15,000,000.00	15,000,000.00	7-Jan-19	7-Jan-19	8-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS9APR19	0010396972	USD	4,500,000.00	4,500,000.00	7-Jan-19	7-Jan-19	9-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS8APR19	0010396982	USD	200,000,000.00	200,000,000.00	7-Jan-19	8-Jan-19	8-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS25FEB19	0010397014	USD	200,000,000.00	200,000,000.00	8-Jan-19	8-Jan-19	25-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1APR19	0010397019	USD	100,000,000.00	100,000,000.00	8-Jan-19	8-Jan-19	1-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010397020	USD	93,000,000.00	93,000,000.00	8-Jan-19	8-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010397021	USD	93,000,000.00	93,000,000.00	8-Jan-19	8-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010397033	USD	200,000,000.00	200,000,000.00	8-Jan-19	8-Jan-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS25APR19	0010397013	USD	500,000,000.00	500,000,000.00	8-Jan-19	9-Jan-19	25-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010397023	USD	30,000,000.00	30,000,000.00	8-Jan-19	9-Jan-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS3MAY19	0010397353	USD	1,000,000.00	1,000,000.00	10-Jan-19	10-Jan-19	3-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010397355	USD	200,000,000.00	200,000,000.00	10-Jan-19	10-Jan-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS6MAY19	0010397358	USD	500,000,000.00	500,000,000.00	10-Jan-19	11-Jan-19	6-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010397381	USD	5,000,000.00	5,000,000.00	11-Jan-19	11-Jan-19	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010397389	USD	5,000,000.00	5,000,000.00	11-Jan-19	11-Jan-19	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS6MAY19	0010397363	USD	250,000,000.00	250,000,000.00	10-Jan-19	14-Jan-19	6-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAY19	0010397364	USD	250,000,000.00	250,000,000.00	10-Jan-19	15-Jan-19	8-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS10MAY19	0010397672	USD	1,600,000.00	1,600,000.00	15-Jan-19	15-Jan-19	10-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS12APR19	0010397730	USD	1,000,000.00	1,000,000.00	16-Jan-19	16-Jan-19	12-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010397731	USD	200,000,000.00	200,000,000.00	16-Jan-19	16-Jan-19	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010397922	USD	300,000,000.00	300,000,000.00	22-Jan-19	22-Jan-19	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS26APR19	0010398014	USD	100,000,000.00	100,000,000.00	23-Jan-19	23-Jan-19	26-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS17MAY19	0010398073	USD	1,500,000.00	1,500,000.00	24-Jan-19	24-Jan-19	17-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010398169	USD	200,000,000.00	200,000,000.00	28-Jan-19	29-Jan-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS29APR19	0010398171	USD	25,000,000.00	25,000,000.00	28-Jan-19	29-Jan-19	29-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010398202	USD	300,000,000.00	300,000,000.00	29-Jan-19	1-Feb-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUN19	0010398203	USD	250,000,000.00	250,000,000.00	29-Jan-19	1-Feb-19	5-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS3MAY19	0010398613	USD	172,000,000.00	172,000,000.00	1-Feb-19	1-Feb-19	3-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010398211	USD	300,000,000.00	300,000,000.00	29-Jan-19	4-Feb-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JUN19	0010398303	USD	100,000,000.00	100,000,000.00	31-Jan-19	4-Feb-19	14-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAY19	0010398612	USD	10,000,000.00	10,000,000.00	1-Feb-19	4-Feb-19	20-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS4APR19	0010398629	USD	5,000,000.00	5,000,000.00	4-Feb-19	4-Feb-19	4-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS11APR19	0010398630	USD	5,000,000.00	5,000,000.00	4-Feb-19	4-Feb-19	11-Apr-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS18APR19	0010398631	USD	5,000,000.00	5,000,000.00	4-Feb-19	4-Feb-19	18-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS25APR19	0010398632	USD	5,000,000.00	5,000,000.00	4-Feb-19	4-Feb-19	25-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010398653	USD	15,000,000.00	15,000,000.00	4-Feb-19	5-Feb-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS24MAY19	0010398674	USD	100,000,000.00	100,000,000.00	5-Feb-19	5-Feb-19	24-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS13MAY19	0010398673	USD	25,000,000.00	25,000,000.00	5-Feb-19	6-Feb-19	13-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS22APR19	0010398678	USD	14,500,000.00	14,500,000.00	5-Feb-19	6-Feb-19	22-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010398748	USD	500,000,000.00	500,000,000.00	7-Feb-19	7-Feb-19	12-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JUN19	0010398692	USD	300,000,000.00	300,000,000.00	6-Feb-19	11-Feb-19	17-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JUN19	0010398709	USD	300,000,000.00	300,000,000.00	7-Feb-19	11-Feb-19	14-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR19	0010399033	USD	31,000,000.00	31,000,000.00	11-Feb-19	11-Feb-19	5-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010399045	USD	100,000,000.00	100,000,000.00	11-Feb-19	12-Feb-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JUN19	0010399094	USD	100,000,000.00	100,000,000.00	12-Feb-19	12-Feb-19	28-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010399099	USD	80,000,000.00	80,000,000.00	12-Feb-19	12-Feb-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010399179	USD	30,000,000.00	30,000,000.00	13-Feb-19	13-Feb-19	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JUN19	0010399255	USD	100,000,000.00	100,000,000.00	13-Feb-19	13-Feb-19	28-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010399396	USD	100,000,000.00	100,000,000.00	14-Feb-19	14-Feb-19	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010399408	USD	1,000,000.00	1,000,000.00	14-Feb-19	14-Feb-19	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399399	USD	4,000,000.00	4,000,000.00	14-Feb-19	15-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL19	0010399406	USD	20,000,000.00	20,000,000.00	14-Feb-19	15-Feb-19	2-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR19	0010399487	USD	158,000,000.00	158,000,000.00	15-Feb-19	15-Feb-19	5-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399496	USD	2,500,000.00	2,500,000.00	15-Feb-19	15-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS13MAY19	0010399578	USD	25,000,000.00	25,000,000.00	19-Feb-19	19-Feb-19	13-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010399587	USD	110,000,000.00	110,000,000.00	19-Feb-19	19-Feb-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399588	USD	110,000,000.00	110,000,000.00	19-Feb-19	19-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB19	0010399639	USD	100,000,000.00	100,000,000.00	21-Feb-19	21-Feb-19	22-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399640	USD	100,000,000.00	100,000,000.00	21-Feb-19	21-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15APR19	0010399641	USD	100,000,000.00	100,000,000.00	21-Feb-19	21-Feb-19	15-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS12MAR19	0010399642	USD	148,000,000.00	148,000,000.00	21-Feb-19	21-Feb-19	12-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS12APR19	0010399667	USD	150,000,000.00	150,000,000.00	25-Feb-19	25-Feb-19	12-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010399683	USD	25,000,000.00	25,000,000.00	26-Feb-19	26-Feb-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010399684	USD	25,000,000.00	25,000,000.00	26-Feb-19	26-Feb-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399694	USD	100,000,000.00	100,000,000.00	26-Feb-19	26-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAY19	0010399695	USD	122,000,000.00	122,000,000.00	26-Feb-19	26-Feb-19	15-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JUN19	0010399699	USD	1,000,000.00	1,000,000.00	26-Feb-19	27-Feb-19	17-Jun-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL19	0010399715	USD	20,000,000.00	20,000,000.00	27-Feb-19	27-Feb-19	8-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010399716	USD	20,000,000.00	20,000,000.00	27-Feb-19	27-Feb-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010399719	USD	20,000,000.00	20,000,000.00	27-Feb-19	27-Feb-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS27JUN19	0010399724	USD	150,434,000.00	150,434,000.00	27-Feb-19	27-Feb-19	27-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAY19	0010399726	USD	2,000,000.00	2,000,000.00	27-Feb-19	27-Feb-19	20-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010399853	USD	4,026,000.00	4,026,000.00	28-Feb-19	28-Feb-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010399874	USD	20,000,000.00	20,000,000.00	28-Feb-19	28-Feb-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS13MAY19	0010399883	USD	200,000,000.00	200,000,000.00	28-Feb-19	28-Feb-19	13-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399886	USD	127,580,000.00	127,580,000.00	28-Feb-19	28-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399882	USD	40,000,000.00	40,000,000.00	28-Feb-19	1-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010400186	USD	86,500,000.00	86,500,000.00	1-Mar-19	1-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS7JUN19	0010400200	USD	200,000,000.00	200,000,000.00	1-Mar-19	1-Mar-19	7-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JUN19	0010400203	USD	200,000,000.00	200,000,000.00	1-Mar-19	1-Mar-19	14-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010400212	USD	10,000,000.00	10,000,000.00	1-Mar-19	1-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS16MAY19	0010400213	USD	5,000,000.00	5,000,000.00	1-Mar-19	1-Mar-19	16-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS23MAY19	0010400214	USD	5,000,000.00	5,000,000.00	1-Mar-19	1-Mar-19	23-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS30MAY19	0010400215	USD	5,000,000.00	5,000,000.00	1-Mar-19	1-Mar-19	30-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS11JUL19	0010400168	USD	20,000,000.00	20,000,000.00	1-Mar-19	4-Mar-19	11-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2APR19	0010400334	USD	54,000,000.00	54,000,000.00	4-Mar-19	4-Mar-19	2-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS8APR19	0010400423	USD	100,000,000.00	100,000,000.00	5-Mar-19	5-Mar-19	8-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS28MAY19	0010400427	USD	95,000,000.00	95,000,000.00	5-Mar-19	5-Mar-19	28-May-19

	DIN/SELL USD/IBRD/DIN IBRDUS7MAR19	0010400446	USD	190,000,000.00	190,000,000.00	6-Mar-19	6-Mar-19	7-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JUN19	0010400449	USD	1,600,000.00	1,600,000.00	6-Mar-19	6-Mar-19	28-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010400467	USD	100,000,000.00	100,000,000.00	7-Mar-19	7-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS23JUL19	0010400579	USD	25,000,000.00	25,000,000.00	8-Mar-19	8-Mar-19	23-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010400599	USD	100,000,000.00	100,000,000.00	8-Mar-19	8-Mar-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010400601	USD	117,000,000.00	117,000,000.00	8-Mar-19	8-Mar-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL19	0010400621	USD	14,000,000.00	14,000,000.00	8-Mar-19	8-Mar-19	24-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010400663	USD	200,000,000.00	200,000,000.00	11-Mar-19	11-Mar-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS27JUN19	0010400672	USD	144,000,000.00	144,000,000.00	11-Mar-19	12-Mar-19	27-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS7JUN19	0010400673	USD	1,000,000.00	1,000,000.00	11-Mar-19	12-Mar-19	7-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010400690	USD	220,000,000.00	220,000,000.00	12-Mar-19	12-Mar-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010400676	USD	50,000,000.00	50,000,000.00	12-Mar-19	13-Mar-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010400725	USD	5,592,000.00	5,592,000.00	13-Mar-19	13-Mar-19	3-Jun-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS4JUN19	0010400762	USD	131,000,000.00	131,000,000.00	13-Mar-19	13-Mar-19	4-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010400816	USD	100,000,000.00	100,000,000.00	14-Mar-19	14-Mar-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUN19	0010400831	USD	25,000,000.00	25,000,000.00	14-Mar-19	14-Mar-19	25-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL19	0010400857	USD	100,000,000.00	100,000,000.00	15-Mar-19	15-Mar-19	24-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS26JUN19	0010400864	USD	50,000,000.00	50,000,000.00	15-Mar-19	18-Mar-19	26-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS26JUN19	0010400933	USD	50,000,000.00	50,000,000.00	18-Mar-19	18-Mar-19	26-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010400938	USD	200,000,000.00	200,000,000.00	18-Mar-19	18-Mar-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JUN19	0010401002	USD	100,000,000.00	100,000,000.00	18-Mar-19	19-Mar-19	14-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010401003	USD	100,000,000.00	100,000,000.00	18-Mar-19	19-Mar-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010401132	USD	10,000,000.00	10,000,000.00	19-Mar-19	19-Mar-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010401160	USD	20,000,000.00	20,000,000.00	20-Mar-19	20-Mar-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS26JUN19	0010401162	USD	25,000,000.00	25,000,000.00	20-Mar-19	20-Mar-19	26-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010401188	USD	20,000,000.00	20,000,000.00	21-Mar-19	21-Mar-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010401189	USD	20,000,000.00	20,000,000.00	21-Mar-19	21-Mar-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN20	0010401202	USD	10,000,000.00	10,000,000.00	21-Mar-19	21-Mar-19	8-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010401206	USD	50,000,000.00	50,000,000.00	21-Mar-19	21-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010401193	USD	8,800,000.00	8,800,000.00	21-Mar-19	22-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010401224	USD	200,000,000.00	200,000,000.00	21-Mar-19	22-Mar-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010401245	USD	40,000,000.00	40,000,000.00	22-Mar-19	22-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010401220	USD	6,946,000.00	6,946,000.00	21-Mar-19	25-Mar-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS22APR19	0010401267	USD	45,000,000.00	45,000,000.00	26-Mar-19	26-Mar-19	22-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS22APR19	0010401270	USD	400,000.00	400,000.00	26-Mar-19	27-Mar-19	22-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JUN19	0010401302	USD	19,427,000.00	19,427,000.00	28-Mar-19	28-Mar-19	3-Jun-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010401272	USD	100,000,000.00	100,000,000.00	27-Mar-19	1-Apr-19	31-Jan-20

Sub-total New Borrowings				13,678,405,000.00	13,678,405,000.00

Total New Borrowings					13,678,405,000.00

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010381939	USD	(10,000,000.00)	(10,000,000.00)	9-Apr-18	9-Apr-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JAN19	0010382151	USD	(50,000,000.00)	(50,000,000.00)	10-Apr-18	10-Apr-18	24-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010382226	USD	(5,000,000.00)	(5,000,000.00)	10-Apr-18	11-Apr-18	14-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010386920	USD	(10,000,000.00)	(10,000,000.00)	18-Jun-18	18-Jun-18	15-Mar-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010387146	USD	(4,515,000.00)	(4,515,000.00)	21-Jun-18	25-Jun-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010387813	USD	(100,000,000.00)	(100,000,000.00)	5-Jul-18	5-Jul-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010387861	USD	(10,000,000.00)	(10,000,000.00)	6-Jul-18	6-Jul-18	4-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN19	0010388212	USD	(7,329,000.00)	(7,329,000.00)	12-Jul-18	12-Jul-18	8-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010390187	USD	(5,600,000.00)	(5,600,000.00)	28-Aug-18	29-Aug-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391891	USD	(20,000,000.00)	(20,000,000.00)	27-Sep-18	27-Sep-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391893	USD	(15,000,000.00)	(15,000,000.00)	27-Sep-18	27-Sep-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391894	USD	(8,000,000.00)	(8,000,000.00)	27-Sep-18	27-Sep-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391895	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-18	27-Sep-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010391892	USD	(15,000,000.00)	(15,000,000.00)	27-Sep-18	1-Oct-18	3-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391921	USD	(25,000,000.00)	(25,000,000.00)	27-Sep-18	1-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010392052	USD	(200,000,000.00)	(200,000,000.00)	28-Sep-18	1-Oct-18	3-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392061	USD	(50,000,000.00)	(50,000,000.00)	28-Sep-18	1-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010392334	USD	(15,000,000.00)	(15,000,000.00)	3-Oct-18	3-Oct-18	3-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392366	USD	(62,045,000.00)	(62,045,000.00)	3-Oct-18	4-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN19	0010392391	USD	(200,000,000.00)	(200,000,000.00)	4-Oct-18	4-Oct-18	10-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS11JAN19	0010392411	USD	(150,000,000.00)	(150,000,000.00)	4-Oct-18	9-Oct-18	11-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN19	0010392413	USD	(150,000,000.00)	(150,000,000.00)	4-Oct-18	9-Oct-18	10-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392743	USD	(75,000,000.00)	(75,000,000.00)	9-Oct-18	9-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JAN19	0010392781	USD	(14,000,000.00)	(14,000,000.00)	10-Oct-18	10-Oct-18	17-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392833	USD	(6,297,000.00)	(6,297,000.00)	10-Oct-18	10-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392916	USD	(9,549,000.00)	(9,549,000.00)	11-Oct-18	11-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN19	0010393072	USD	(300,000,000.00)	(300,000,000.00)	15-Oct-18	16-Oct-18	7-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN19	0010393215	USD	(750,000,000.00)	(750,000,000.00)	16-Oct-18	16-Oct-18	7-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN19	0010393216	USD	(750,000,000.00)	(750,000,000.00)	16-Oct-18	16-Oct-18	8-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010393733	USD	(25,000,000.00)	(25,000,000.00)	30-Oct-18	31-Oct-18	4-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010394146	USD	(90,000,000.00)	(90,000,000.00)	1-Nov-18	1-Nov-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010394217	USD	(200,000,000.00)	(200,000,000.00)	2-Nov-18	5-Nov-18	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010394223	USD	(10,000,000.00)	(10,000,000.00)	2-Nov-18	5-Nov-18	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN19	0010394236	USD	(60,000,000.00)	(60,000,000.00)	5-Nov-18	5-Nov-18	4-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394272	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-18	6-Nov-18	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394276	USD	(6,800,000.00)	(6,800,000.00)	6-Nov-18	6-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394294	USD	(50,000,000.00)	(50,000,000.00)	6-Nov-18	6-Nov-18	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394438	USD	(25,000,000.00)	(25,000,000.00)	8-Nov-18	9-Nov-18	28-Jan-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394439	USD	(200,000,000.00)	(200,000,000.00)	8-Nov-18	9-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394440	USD	(150,000,000.00)	(150,000,000.00)	8-Nov-18	9-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394656	USD	(300,000,000.00)	(300,000,000.00)	15-Nov-18	15-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS4MAR19	0010394796	USD	(25,175,000.00)	(25,175,000.00)	19-Nov-18	19-Nov-18	4-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394797	USD	(200,000,000.00)	(200,000,000.00)	19-Nov-18	20-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010394798	USD	(150,000,000.00)	(150,000,000.00)	19-Nov-18	20-Nov-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010394879	USD	(500,000,000.00)	(500,000,000.00)	26-Nov-18	26-Nov-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010394880	USD	(750,000,000.00)	(750,000,000.00)	26-Nov-18	26-Nov-18	4-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS6FEB19	0010394883	USD	(500,000,000.00)	(500,000,000.00)	26-Nov-18	27-Nov-18	6-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010394904	USD	(300,000,000.00)	(300,000,000.00)	27-Nov-18	27-Nov-18	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS14MAR19	0010394906	USD	(200,000,000.00)	(200,000,000.00)	27-Nov-18	27-Nov-18	14-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010394902	USD	(200,000,000.00)	(200,000,000.00)	27-Nov-18	28-Nov-18	14-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394905	USD	(50,000,000.00)	(50,000,000.00)	27-Nov-18	28-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS14MAR19	0010394916	USD	(200,000,000.00)	(200,000,000.00)	27-Nov-18	28-Nov-18	14-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010394951	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-18	29-Nov-18	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010394960	USD	(10,000,000.00)	(10,000,000.00)	28-Nov-18	29-Nov-18	12-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010395003	USD	(100,000,000.00)	(100,000,000.00)	29-Nov-18	29-Nov-18	12-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010395007	USD	(2,000,000.00)	(2,000,000.00)	29-Nov-18	29-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010395676	USD	(5,250,000.00)	(5,250,000.00)	4-Dec-18	6-Dec-18	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010395723	USD	(5,000,000.00)	(5,000,000.00)	6-Dec-18	6-Dec-18	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS18MAR19	0010395859	USD	(180,000,000.00)	(180,000,000.00)	7-Dec-18	10-Dec-18	18-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS25FEB19	0010395860	USD	(250,000,000.00)	(250,000,000.00)	7-Dec-18	10-Dec-18	25-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS4MAR19	0010395978	USD	(250,000,000.00)	(250,000,000.00)	10-Dec-18	11-Dec-18	4-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010396142	USD	(150,000,000.00)	(150,000,000.00)	11-Dec-18	11-Dec-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010396144	USD	(366,000,000.00)	(366,000,000.00)	11-Dec-18	11-Dec-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396145	USD	(21,000,000.00)	(21,000,000.00)	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396146	USD	(125,000,000.00)	(125,000,000.00)	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396149	USD	(10,000,000.00)	(10,000,000.00)	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396143	USD	(6,500,000.00)	(6,500,000.00)	11-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396238	USD	(18,600,000.00)	(18,600,000.00)	12-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396239	USD	(200,000,000.00)	(200,000,000.00)	12-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JAN19	0010396253	USD	(25,000,000.00)	(25,000,000.00)	13-Dec-18	13-Dec-18	25-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396256	USD	(50,000,000.00)	(50,000,000.00)	13-Dec-18	13-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396258	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-18	13-Dec-18	15-Feb-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396259	USD	(140,000,000.00)	(140,000,000.00)	13-Dec-18	13-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396260	USD	(10,000,000.00)	(10,000,000.00)	13-Dec-18	13-Dec-18	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010396254	USD	(5,000,000.00)	(5,000,000.00)	13-Dec-18	14-Dec-18	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010396371	USD	(200,000,000.00)	(200,000,000.00)	14-Dec-18	14-Dec-18	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396372	USD	(59,000,000.00)	(59,000,000.00)	14-Dec-18	14-Dec-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396394	USD	(77,000,000.00)	(77,000,000.00)	17-Dec-18	17-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAR19	0010396433	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-18	18-Dec-18	20-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010396458	USD	(138,000,000.00)	(138,000,000.00)	18-Dec-18	18-Dec-18	14-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAR19	0010396434	USD	(200,000,000.00)	(200,000,000.00)	18-Dec-18	19-Dec-18	20-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010396420	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-18	20-Dec-18	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010396836	USD	(90,000,000.00)	(90,000,000.00)	3-Jan-19	3-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010396840	USD	(100,000,000.00)	(100,000,000.00)	3-Jan-19	3-Jan-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB19	0010396843	USD	(30,000,000.00)	(30,000,000.00)	3-Jan-19	3-Jan-19	28-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS20FEB19	0010396911	USD	(25,000,000.00)	(25,000,000.00)	4-Jan-19	4-Jan-19	20-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396919	USD	(45,000,000.00)	(45,000,000.00)	4-Jan-19	4-Jan-19	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010396922	USD	(132,000,000.00)	(132,000,000.00)	4-Jan-19	4-Jan-19	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396923	USD	(50,000,000.00)	(50,000,000.00)	4-Jan-19	4-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010396924	USD	(25,000,000.00)	(25,000,000.00)	4-Jan-19	4-Jan-19	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS19FEB19	0010396934	USD	(1,500,000.00)	(1,500,000.00)	4-Jan-19	7-Jan-19	19-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010396958	USD	(1,000,000.00)	(1,000,000.00)	7-Jan-19	7-Jan-19	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396964	USD	(130,000,000.00)	(130,000,000.00)	7-Jan-19	7-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010396965	USD	(130,000,000.00)	(130,000,000.00)	7-Jan-19	7-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010396966	USD	(75,000,000.00)	(75,000,000.00)	7-Jan-19	7-Jan-19	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS25FEB19	0010397014	USD	(200,000,000.00)	(200,000,000.00)	8-Jan-19	8-Jan-19	25-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010397020	USD	(93,000,000.00)	(93,000,000.00)	8-Jan-19	8-Jan-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010397021	USD	(93,000,000.00)	(93,000,000.00)	8-Jan-19	8-Jan-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010397033	USD	(200,000,000.00)	(200,000,000.00)	8-Jan-19	8-Jan-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010397023	USD	(30,000,000.00)	(30,000,000.00)	8-Jan-19	9-Jan-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010397381	USD	(5,000,000.00)	(5,000,000.00)	11-Jan-19	11-Jan-19	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010397389	USD	(5,000,000.00)	(5,000,000.00)	11-Jan-19	11-Jan-19	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010397731	USD	(200,000,000.00)	(200,000,000.00)	16-Jan-19	16-Jan-19	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010397922	USD	(300,000,000.00)	(300,000,000.00)	22-Jan-19	22-Jan-19	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS27FEB19	0010398653	USD	(15,000,000.00)	(15,000,000.00)	4-Feb-19	5-Feb-19	27-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010398748	USD	(500,000,000.00)	(500,000,000.00)	7-Feb-19	7-Feb-19	12-Feb-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR19	0010399033	USD	(31,000,000.00)	(31,000,000.00)	11-Feb-19	11-Feb-19	5-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010399179	USD	(30,000,000.00)	(30,000,000.00)	13-Feb-19	13-Feb-19	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010399396	USD	(100,000,000.00)	(100,000,000.00)	14-Feb-19	14-Feb-19	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010399408	USD	(1,000,000.00)	(1,000,000.00)	14-Feb-19	14-Feb-19	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR19	0010399487	USD	(158,000,000.00)	(158,000,000.00)	15-Feb-19	15-Feb-19	5-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399588	USD	(110,000,000.00)	(110,000,000.00)	19-Feb-19	19-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB19	0010399639	USD	(100,000,000.00)	(100,000,000.00)	21-Feb-19	21-Feb-19	22-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399640	USD	(100,000,000.00)	(100,000,000.00)	21-Feb-19	21-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS12MAR19	0010399642	USD	(148,000,000.00)	(148,000,000.00)	21-Feb-19	21-Feb-19	12-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR19	0010399886	USD	(127,580,000.00)	(127,580,000.00)	28-Feb-19	28-Feb-19	1-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010400186	USD	(86,500,000.00)	(86,500,000.00)	1-Mar-19	1-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010400212	USD	(10,000,000.00)	(10,000,000.00)	1-Mar-19	1-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS7MAR19	0010400446	USD	(190,000,000.00)	(190,000,000.00)	6-Mar-19	6-Mar-19	7-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010400816	USD	(100,000,000.00)	(100,000,000.00)	14-Mar-19	14-Mar-19	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010401206	USD	(50,000,000.00)	(50,000,000.00)	21-Mar-19	21-Mar-19	29-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR19	0010401245	USD	(40,000,000.00)	(40,000,000.00)	22-Mar-19	22-Mar-19	29-Mar-19

Sub-total Maturing Borrowings				(14,220,240,000.00)	(14,220,240,000.00)

Total Maturing Borrowings					(14,220,240,000.00)